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Exhibit 99.2

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON
APRIL 26, 2007

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of Celestica, it is our pleasure to invite you to join us at Celestica's Annual Meeting of Shareholders to be held on April 26, 2007 at 10:00 a.m. at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning Celestica on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding Celestica.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can easily be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

At the meeting, Craig Muhlhauser, President and Chief Executive Officer, and Anthony Puppi, Chief Financial Officer, will provide a report on Celestica's affairs. At the meeting, you will also have the opportunity to ask questions and to meet Celestica's Board of Directors and executives.

Yours sincerely,

Robert L. Crandall Chairman of the Board	Craig H. Muhlhauser President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You will have received a form of proxy from Celestica's transfer agent, Computershare Investor Services Inc., which accompanies your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare Investor Services Inc. in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see How Do I Exercise My Vote (and by When)? on page 2 of the Management Information Circular.

Non-Registered Shareholders

Your shares are held in the name of a nominee (a securities broker, trustee or other financial institution). You will have received a request for voting instructions from your nominee, which accompanies your Management Information Circular. Alternatively, your nominee may provide you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see How Do I Vote if I am a Non-Registered Shareholder on page 3 of the Management Information Circular.

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA	i
MANAGEMENT INFORMATION CIRCULAR	1
Questions and Answers on Voting and Proxies	1
Principal Holders of Voting Shares	5
Agreement for the Benefit of Holders of Subordinate Voting Shares	6
Information Relating to Our Directors	6
Election of Directors	6
Directors' Compensation	12
Attendance of Directors at Board and Committee Meetings	15
Information About Our Auditor	16
Amendments to Long Term Incentive Plan	17
Report on Executive Compensation	19
Report on the Chief Executive Officer's Compensation	26
Performance Graph	28
Executive Compensation	29
Compensation of Named Executive Officers	29
Supplementary Disclosure: Total Compensation Statements	39
Indebtedness of Directors And Officers	42
Directors' and Officers' Indemnification and Liability Insurance	42
Interest of Informed Persons in Material Transactions	43
Statement of Corporate Governance Practices	43
Other Matters	44
Requests For Documents	44
Certificate	44
Schedule A	A-1
Schedule B	B-1

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS OF CELESTICA

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario on Thursday, the 26th day of April, 2007 at 10:00 a.m. (EDT) for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2006, together with the report of the auditor thereon;

  •
  to elect directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year and authorize the directors to fix the auditor's remuneration;

  •
  to consider and, if thought advisable, pass a resolution (the text of which is set out in the accompanying Management Information Circular) approving amendments to the Corporation's Long Term Incentive Plan as described in the section Amendments to Long Term Incentive Plan in the accompanying Management Information Circular; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or over the internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 12, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 12th day of March, 2007.

By Order of the Board of Directors

Elizabeth L. DelBianco
Senior Vice President, Chief Legal Officer
and Corporate Secretary

Note:    If you are a new shareholder or a non-registered shareholder who did not elect to receive our 2006 Annual Report, you can view this report on our website at www.celestica.com/investor. If you wish a hard copy of this report, please contact us at contactus@celestica.com.

i

CELESTICA INC.
1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), all information is given as of February 19, 2007 and all dollar amounts are expressed in United States dollars, except where stated otherwise. Unless stated otherwise, all references to "US$" or "$" are to US dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between US$ and C$ is a conversion at the average of the exchange rates in effect for 2006. During that period, based on the relevant 2006 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, the average exchange rate was US$1.00 = C$1.1340.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Celestica for 2007, the appointment of an auditor for Celestica for 2007 and authorization of the Board to fix the auditor's remuneration, the approval of amendments to Celestica's Long Term Incentive Plan and any other matters as may properly be brought before the Meeting. Celestica's Board of Directors and management recommend that you vote in favour of each of the resolutions in respect of these matters.

Q.
WHO IS SOLICITING MY PROXY?

A.
Celestica's management is soliciting your proxy.    All associated costs of solicitation will be borne by Celestica. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. Celestica anticipates that copies of this Circular and accompanying proxy will be sent to shareholders on or about March 20, 2007.

Q.
WHO IS ENTITLED TO VOTE?

A.
The holders of Subordinate Voting Shares or Multiple Voting Shares as at the close of business on March 12, 2007 or their duly appointed representatives are entitled to vote, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

  As at February 19, 2007, 198,607,563 Subordinate Voting Shares (which carry one vote per share and represent approximately 21% of the voting power of Celestica's securities) and 29,637,316 Multiple Voting Shares (which carry 25 votes per share and represent approximately

  79% of the voting power of Celestica's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN)?

A.
Non-registered shareholders should refer to How Do I Vote If I Am a Non-Registered Shareholder? on page 3 of this Circular.

  If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by Celestica's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, not later than 5:00 p.m. (EDT) on Tuesday, April 24, 2007. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chairman of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Tuesday, April 24, 2007.

Q.
WHAT IF I SIGN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. Robert L. Crandall or Mr. Craig H. Muhlhauser, or their designees, to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN I APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE MY SHARES AT THE MEETING?

A.
Yes. Write the name of the person of your choice in the blank space provided in the form of proxy. The person whom you choose need not be a shareholder.

  Please ensure that the person you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL MY SHARES BE VOTED AT THE MEETING IF I GIVE MY PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the persons designated by management of the Corporation in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

  The persons named in the form of proxy must vote or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a person other than Mr. Crandall or Mr. Muhlhauser to vote your shares, your shares will be voted in favour of the election to Celestica's Board of the nominees proposed by management, in favour of the appointment of KPMG LLP as Celestica's auditor for 2007 and the authorization of the Board to fix the auditor's remuneration and in favour of the amendments to Celestica's Long Term Incentive Plan, in each case as described in this Circular.

Q.
IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE GIVEN IT?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment or postponement thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to, or at, the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, prior to the proxy being voted.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, Celestica's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

Q.
HOW WILL THE VOTES BE COUNTED?

A.
Each question brought before the Meeting is determined by a majority of the votes cast on the question by both Subordinate Voting Shareholders and Multiple Voting Shareholders voting as a single class.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
The form of proxy provided with this Circular will indicate whether or not you are a registered shareholder. Non-registered shareholders hold their shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your shares should provide a voting instruction form which you must complete, sign and return in accordance with the instructions set forth therein. This form will constitute voting instructions which the intermediary must follow.

  Alternatively, the intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name, or the name of your appointee, in the space provided on the form of proxy. An intermediary's voting instruction form will likely provide corresponding instructions to cast your vote in person. In any case, you should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if you require assistance.

  If you vote by mail and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND NON-EXECUTIVE CHAIRMAN?

A.
You may contact the independent directors, including the independent Chairman of Celestica, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can send a letter, e-mail or fax c/o Celestica Investor Relations at the following coordinates:

  Celestica Investor Relations
  12 Concorde Place, 5th Floor
  Toronto Canada M3C 3R8
  Phone: 416-448-2211
  Fax: 416-448-2280
  E-mail: contactus@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular or require assistance in completing the proxy form you may contact the transfer agent.

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue
  9th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:
  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

PRINCIPAL HOLDERS OF VOTING SHARES

As of February 19, 2007, the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name of Beneficial Owner(1)	Type of Interest	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power

Onex Corporation(2) Toronto, Ontario	Control or Direction	29,637,316 Multiple Voting Shares	100%	13.0%	78.9%

		2,167,361 Subordinate Voting Shares	1.1%	*	*

Gerald W. Schwartz(3) Toronto, Ontario	Control or Direction	29,637,316 Multiple Voting Shares	100%	13.0%	78.9%

		2,356,105 Subordinate Voting Shares	1.2%	1.0%	*

Phillips, Hager & North Investment Management Ltd.(4) Vancouver, British Columbia	Control or Direction	21,352,771 Subordinate Voting Shares	10.8%	9.4%	2.3%

*
Less than 1%.

(1)
As used in this table, "control or direction" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security).

(2)
Includes 11,635,958 Multiple Voting Shares held by a wholly-owned subsidiary of Onex Corporation ("Onex"), 1,553,533 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans and 160,492 Subordinate Voting Shares directly or indirectly held by certain officers of Onex, which Onex or such other person has the right to vote.

(3)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex, or in respect of which Onex exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex.

(4)
This information reflects share ownership for the period ended January 31, 2007 and is taken from the Alternative Monthly Report under Part 4 of National Instrument 62-103 filed by Phillips, Hager & North Investment Management Ltd. with the Canadian securities regulators on February 8, 2007.

Agreement for the Benefit of Holders of Subordinate Voting Shares

Onex Corporation ("Onex"), which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada, as trustee for the benefit of the holders of the Subordinate Voting Shares, to ensure that the holders of the Subordinate Voting Shares will not be deprived of any rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid as if the Multiple Voting Shares and Subordinate Voting Shares were of a single class of shares.

The share provisions of the Corporation provide "coat-tail" protection to the holders of the Subordinate Voting Shares by providing that the Multiple Voting Shares will be converted automatically into Subordinate Voting Shares upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) a transfer of 100% of the outstanding Multiple Voting Shares to a purchaser who also has offered to purchase all of the outstanding Subordinate Voting Shares for a per share consideration identical to, and otherwise on the same terms as, that offered for the Multiple Voting Shares and the Multiple Voting Shares held by such purchaser thereafter shall be subject to the provisions relating to conversion as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any Multiple Voting Shares ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the Multiple Voting Shares held by Onex and its affiliates, such Multiple Voting Shares shall convert automatically into Subordinate Voting Shares on a one-for-one basis. See footnote 3 to Item 7 in the Corporation's Annual Report on Form 20-F.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The seven individuals listed below are being recommended for election as directors of the Corporation. If elected, they will hold office until the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's By-laws. All of the proposed nominees are now directors of the Corporation. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. The Board of Directors of the Corporation (the "Board of Directors" or the "Board") has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at seven.

Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted in favour of each of the proposed nominees for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

On October 26, 2006, the Board adopted a policy that requires in an uncontested election of directors that: shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee; if, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholders and its associates exceeds the number of shares that they vote in favour of the nominee, then the Board will determine, and in so doing will give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board; if the Board determines that such a nominee should resign, the nominee will resign and the Board will accept the resignation; it is expected that such a determination by the Board will be made, and announced, within 90 days after the applicable shareholders' meeting; and, subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions.

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages and the year from which each has continually served as a director of the Corporation; all positions and offices held by them with the Corporation or any of its significant affiliates; their principal occupations or employment during the past five years; and other corporations of which they are directors. For a description of the number of shares, options, deferred share units ("DSUs") and restricted share units ("RSUs") beneficially owned, directly or indirectly, or over which control or direction is exercised by the Corporation's directors, and a description of the DSUs and RSUs, see Directors' Compensation on page 12 and Report on Executive Compensation on page 19, respectively of this Circular, and, in the case of securities of the Corporation owned, directly or indirectly, by Mr. Schwartz and his associates and affiliates, also see Principal Holders of Voting Shares on page 5.

Nominees for Election as Director

Name of Nominee	Age	Director Since

Robert L. Crandall Palm City, Florida, United States	71	1998

	Mr. Crandall has been Chairman of the Board of Directors of Celestica since January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Anixter International Inc. and the Halliburton Company, each of which is a public corporation. He is also Chairman and CEO of Pogo, Inc. and a director of Air Cell, Inc., both of which are privately held companies. Mr. Crandall is a member of the Federal Aviation Administration Management Advisory Committee. He holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.
	Mr. Crandall sits on the Audit, Compensation, Governance (as defined below) and Executive Committees.

William A. Etherington Toronto, Ontario, Canada	65	2001

	Mr. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce and is a director of MDS Inc., each of which is a public corporation. He is also a director of SS&C Technologies Inc., a private equity firm. Mr. Etherington is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. He retired from IBM in 2001 with over 37 years of service. He is a member of the President's Council, The University of Western Ontario and the CNIB Lake Joseph Centre Campaign Cabinet. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.
	Mr. Etherington sits on the Audit, Compensation, Governance and Executive Committees.

Richard S. Love San Diego, California, United States	69	1998

	Mr. Love is a former Vice President of Hewlett Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.
	Mr. Love sits on the Governance Committee.

Anthony R. Melman Toronto, Ontario, Canada	59	1996

	Dr. Melman is a consultant in business strategy and finance and acts as Special Advisor, Strategic Acquisitions to Onex Corporation, a public company with global operations in the services, manufacturing and technology industries. He joined Onex in 1984 and was a Managing Director of Onex until January 2006. Dr. Melman was Senior Vice President of the Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities from 1977 to 1984. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medallist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.
	Dr. Melman does not sit on any committees of the Board of Directors of Celestica.

Gerald W. Schwartz Toronto, Ontario, Canada	65	1998

	Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, a public company with global operations in the services, manufacturing and technology industries. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia and Indigo Books & Music Inc., each of which is a public corporation. Mr. Schwartz has been appointed an Officer of the Order of Canada and has been inducted into the Canadian Business Hall of Fame. Mr. Schwartz is also Vice Chairman and a member of the Executive Committee of Mount Sinai Hospital, Chairman of the Canadian Friends of Simon Wiesenthal Center and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, the Canadian Council of Christians and Jews and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.
	Mr. Schwartz does not sit on any committees of the Board of Directors of Celestica.

Charles W. Szuluk Austin, Texas, United States	64	2003

	Mr. Szuluk was formerly an officer of Ford Motor Company and President of Visteon Automotive Systems. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.
	Mr. Szuluk sits on the Compensation Committee.

Don Tapscott Toronto, Ontario, Canada	59	1998

Mr. Tapscott is Chief Executive Officer of New Paradigm Learning Corporation, a business strategy and research company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also an internationally respected authority, consultant and speaker on business strategy and organizational transformation and the author of several widely-read books on the application of technology in business. He is a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.
Mr. Tapscott sits on the Audit, Compensation and Governance Committees.

Directors' Compensation

    Interlocking Directorships

None of the directors of the Corporation serve together as directors of other corporations.

    Directors' Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Nominating and Corporate Governance Committee (the "Governance Committee"). Under these guidelines, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies. Effective July 2006, the Compensation Committee engaged Towers Perrin Inc. ("Towers Perrin") to provide benchmarking information in this regard. Previously, the Compensation Committee had engaged Mercer Human Resources Consulting Limited ("Mercer"). (See page 19 for a discussion regarding the role of Towers Perrin and Mercer.) The guidelines also contemplate that at least half of each director's compensation be paid in DSUs. Each DSU represents the right to receive one Subordinate Voting Share of the Corporation when the director ceases to be a director.

Celestica has a minimum shareholding requirement for independent directors (the "Guideline"). The Guideline provides that independent directors are to hold securities of Celestica with a value equivalent to five times their respective annual retainer. Although directors will not be deemed to have breached the Guideline by reason of a decrease in the market value of Celestica's securities, the directors will be required to purchase further securities within a reasonable period of time to comply with the Guideline. Directors have until the later of five years from their respective first election dates and five years from April 22, 2004, the effective date of the Guideline, to meet the share ownership requirement. Interim targets have also been established. All of Celestica's directors are in compliance with, or on track to be in, compliance with the Guideline. See Table 4.

Table 2 sets out the annual retainers and meeting fees payable to Celestica's directors (other than those who are employed by Onex who do not receive such compensation).

Table 2: Retainers and Meeting Fees

Annual Board Retainer	$45,000

Annual Retainer for non-executive Chairman(1)	$30,000

Annual Retainer for Audit Committee Chair	$10,000

Annual Retainer for Compensation Committee Chair	$10,000

Annual Retainer for Executive Committee Chair	$10,000

Board and Committee Per Day Meeting Fee(2)	$2,500

Travel Fee(3)	$2,500

Annual DSU Grant (for directors other than the Chairman)	3,350

Annual DSU Grant — Chairman	6,700

(1)
The non-executive Chairman also serves as the Chair of the Governance Committee, for which no additional fee is paid.

(2)
Attendance fees are paid per day of meetings, regardless of whether a director attends more than one meeting in a single day, except that a separate attendance fee is paid for each Executive Committee meeting, even if it occurs on the same day as other meetings.

(3)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.

Directors receive half of their fees (or all their fees, if they so elect) in DSUs. The number of DSUs paid in lieu of cash meeting fees is calculated by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the New York Stock Exchange (the "NYSE") on the last business day of the quarter in which the applicable meeting occurred. In the case of annual retainer fees, the number of DSUs paid is calculated by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last business day of the quarter.

Directors also receive annual grants of DSUs. Each director receives 3,350 DSUs annually, except for the Chairman, who receives 6,700 DSUs annually. Eligible directors receive an initial grant of 10,000 DSUs when they are appointed to the Board. Directors do not receive options as the Board elected to discontinue the director option program in 2004.

DSUs that were granted prior to January 1, 2007 will be paid out in the form of Subordinate Voting Shares issued from treasury. DSUs granted after January 1, 2007 will be paid out in the form of Subordinate Voting Shares or an equivalent value in cash. The date used in valuing the DSUs shall be a date within 90 days of the date on which the individual in question ceases to be a director. The DSUs shall be redeemed and payable on or prior to the 90th day following the date on which the individual ceases to be a director.

The compensation paid in 2006 by the Corporation to its directors is set out in Table 3. None of the directors received any fee or payment from Celestica except as set out below. Mr. Schwartz is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2006. Dr. Melman was an officer of Onex until January 2006. Thereafter, he received compensation from the Corporation in his capacity as a director of the Corporation.

Table 3: Director Fees Paid in 2006

Name	Board Annual Retainer	Chairman Annual Retainer	Committee Chair Annual Retainer	Total Attendance Fees	Total Fees Payable	Portion of Fees Taken in Cash or Applied to DSUs	Annual DSU Grant (#)

R. Crandall	$45,000	$30,000	$20,000	$107,500	$202,500	100% DSUs	6,700

W. Etherington	$45,000	—	$10,000	$75,000	$130,000	100% DSUs	3,350

R. Love	$45,000	—	—	$57,500	$102,500	50% cash and 50% DSUs	3,350

A. Melman	$45,000	—	—	$55,000	$100,000	100% DSUs	13,350	(1)

G. Schwartz	—	—	—	—	—	—	—

C. Szuluk	$45,000	—	—	$62,500	$107,500	50% cash and 50% DSUs	3,350

D. Tapscott	$45,000	—	—	$42,500	$87,500	100% DSUs	3,350

(1)
Dr. Melman received a grant of 10,000 DSUs on his initial election to the Board as an eligible director (i.e., when he was no longer an employee of the Corporation or Onex) on April 27, 2006.

The total fees paid to the Board in 2006 were $730,000. In addition, a total annual grant of 33,450 DSUs was made. Based on the closing price of Celestica Subordinate Voting Shares on the NYSE on February 20, 2007 of $6.57, the value of the total annual DSU grant was $219,767.

    Directors' Equity Interest

The following table sets out each director's direct or indirect beneficial ownership of, or control or direction over, equity in the Corporation, and any changes therein since February 21, 2006.(1)

Table 4: Equity Interest Other than Options

							Shareholding Requirement
Director	Date	SVS(2) (#)		DSU (#)	RSU (#)	Market Value*	Target Value (5x annual retainer)	Date by which target to be met		Meet or on track to meet target

R. Crandall	21-Feb-06	20,000		65,365	62,500
	19-Feb-07	20,000		94,451	62,500	$1,162,568	$475,000	22-Apr-09		yes
	Change	0		29,086	0

W. Etherington	21-Feb-06	10,000		26,527	0
	19-Feb-07	10,000		45,856		$366,974	$275,000	22-Apr-09		yes
	Change	0		19,329

R. Love	21-Feb-06	5,000		12,647	0
	19-Feb-07	5,000		21,865		$176,503	$225,000	22-Apr-09		yes
	Change	0		9,218

A. Melman	21-Feb-06	450,000	(3)	1,180	0
	19-Feb-07	450,000		26,136		$3,128,214	$225,000	10-Jan-11	(4)	yes
	Change	0		24,956

G. Schwartz	21-Feb-06	2,597,528	(5)	0	0
	19-Feb-07	2,356,105		0		$15,479,610	N/A	N/A		N/A
	Change	(241,423)		0

C. Szuluk	21-Feb-06	1,415		12,283	0
	19-Feb-07	1,415		21,807		$152,569	$225,000	22-Apr-09		yes
	Change	0		9,524

D. Tapscott	21-Feb-06	5,700		45,844	0
	19-Feb-07	5,700		59,662		$429,428	$225,000	22-Apr-09		yes
	Change	0		13,818

*
Based on the NYSE closing share price of $6.57 on February 20, 2007.

(1)
Information as to securities beneficially owned, directly or indirectly, or securities over which control or direction is exercised, is not within Celestica's knowledge and therefore has been provided by each nominee.

(2)
Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(3)
Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(4)
Dr. Melman became subject to the shareholding requirement when he ceased being an employee of Onex on January 10, 2006.

(5)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz is deemed to be the beneficial owner of shares of Celestica owned by Onex.

    Historical Option Grants to Directors

In 2005, the Corporation amended its Long Term Incentive Plan ("LTIP") to prohibit the granting of options to acquire Subordinate Voting Shares to directors. Table 5 sets out information relating to option grants to directors between 1998 and 2004, which were made at the closing market price on the business day prior to the date of grant. Exercise prices range from $8.75 to C$72.60. Options vest over three or four years and expire after ten years. The final grant of options occurred on May 10, 2004; those options will expire on May 10, 2014. Neither Mr. Schwartz nor Dr. Melman, as employees of Onex during that period, was granted options.

Table 5: Options Granted to Directors

Director	Exercisable Options	Total Options	Value of Exercisable In-The-Money Options(1) ($)

R. Crandall	122,500	130,000	0

W. Etherington	31,250	35,000	0

R. Love	116,250	120,000	0

C. Szuluk	17,500	25,000	0

D. Tapscott	109,250	113,000	0

(1)
Based on the NYSE closing share price of Subordinate Voting Shares $6.57 on February 20, 2007.

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board and Committee meetings in 2006.

Table 6: Directors' Attendance at Board and Committee Meetings

						Meetings Attended %
Director	Board	Audit	Compensation	Governance	Executive	Board	Committee

R. Crandall(1)	13 of 13	6 of 6	5 of 5	4 of 4	13 of 13	100%	100%

W. Etherington(2)	13 of 13	6 of 6	5 of 5	4 of 4	10 of 10	100%	100%

R. Love	12 of 13	—	—	4 of 4	—	92%	100%

A. Melman	13 of 13	—	—	—	3 of 3	100%	N/A

G. Schwartz	12 of 13	—	—	—	—	92%	N/A

C. Szuluk	12 of 13	—	5 of 5	—	—	92%	100%

D. Tapscott	11 of 13	5 of 6	4 of 5	4 of 4	—	85%	87%

(1)
Mr. Crandall is chair of each of the Audit, Governance and Executive Committees.

(2)
Mr. Etherington is chair of the Compensation Committee.

INFORMATION ABOUT OUR AUDITOR

Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997. The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditor of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

    Fees Paid to KPMG LLP

	Year Ended December 31 (in millions)

	2006	2005
Audit Services	$3.7	$2.6
Audit Related Services	$0.5	$0.4
Tax Services	$0.7	$0.8
Non-Audit Services	—	—

Total	$4.9	$3.8

The Corporation's Audit Committee believes that the provision of the non-audit services is compatible with maintaining KPMG's independence. KPMG did not provide any financial information systems design or implementation services to the Corporation during 2006. The Corporation also used other public accounting firms for consulting and other services for fees totalling $13.5 million, which were primarily for services related to business process re-engineering.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

AMENDMENTS TO LONG TERM INCENTIVE PLAN

A description of Celestica's Long Term Incentive Plan (the "LTIP") is provided in this Circular on pages 37 and 38. The LTIP was adopted by Celestica on June 28, 1998. Under applicable Toronto Stock Exchange ("TSX") rules, shareholder approval of the establishment of the LTIP was not required at that time. In 2006, the TSX introduced new rules affecting stock option plans. The Board has amended the LTIP to reflect the introduction of these new rules.

The TSX strongly advises that stock option plans have detailed provisions that outline the types of amendments that require shareholder approval and those a listed company can make without shareholder approval. Before the TSX changed its rules, shareholder approval was required for an amendment to a plan or option if the TSX considered the amendment to be material, in addition to those matters, if any, specified by the plan itself to require shareholder approval for amendments. The objective of the new rules is to allow shareholders to determine the types of plan or option amendments that require shareholder approval. Under the new rules, if, by June 30, 2007, a plan does not have a detailed amendment provision, then every amendment to a plan or an entitlement granted under the plan after that date will require specific shareholder approval, even housekeeping amendments.

The Board determined that it was advisable to amend the amendment provisions of the LTIP to expressly include certain matters required by the TSX and, in addition, certain additional matters where it was desirable to specify those matters, as requiring shareholder approval for amendments to the LTIP or entitlements granted under it. The amendments approved by the Board to the amendment provisions in the LTIP provide that approval of the holders of the voting shares by a majority of votes cast by shareholders present or represented by proxy at a meeting is required for the following amendments to the LTIP or entitlements granted under it:

  (a)
  increasing the maximum number of Subordinate Voting Shares that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding option (including cancelling and, in conjunction therewith, regranting an option at a reduced exercise price);

  (c)
  extending the term of any outstanding option or stock appreciation right;

  (d)
  expanding the rights of participants to assign or transfer an option, stock appreciation right or performance unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting an option to have a term of more than 10 years from the grant date;

  (g)
  increasing or deleting the percentage limit on Subordinate Voting Shares issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on Subordinate Voting Shares reserved for issuance to any one person under the LTIP (being 5% of Celestica's total issued and outstanding Subordinate Voting Shares);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

Examples of the types of changes to the LTIP or entitlements granted under it that the Board can make without approval of the shareholders pursuant to the amendments include, without limitation:

  (a)
  housekeeping changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for an option as long as the change does not permit Celestica to grant an option with a termination date of more than 10 years from the date of grant or extend an outstanding option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements other than those specified above as requiring approval of the shareholders.

The LTIP continues to provide that the number of Subordinate Voting Shares (a) reserved for issuance pursuant to the options or stock appreciation rights granted to insiders, and (b) issued within any one-year period pursuant to options granted to insiders shall in each case not exceed 10% of the outstanding and issued Multiple Voting Shares and Subordinate Voting Shares, and, as noted above, pursuant to the amendments to the LTIP, these restrictions cannot be deleted or increased without shareholder approval.

The TSX recognizes that many public companies have internal policies prohibiting certain employees from buying or selling the company's securities and, in some cases, from exercising stock options during specific periods. The times that these restricted employees are not permitted to trade in a company's securities are often called "blackout periods". The TSX notes trading restriction policies are an example of good corporate governance. Such policies assist in fostering compliance with legal requirements that prohibit trading in a public company's securities when individuals have material information about the company that has not been released to the public. A blackout period is designed to prevent a person from trading with the knowledge of inside information that is not yet available to other shareholders or investors.

For example, a blackout period typically occurs during a specified period before and after the day that a company announces its quarterly or annual results. A blackout period might also arise during the time that a company has material undisclosed information about an important potential transaction it might be considering, such as a merger or an acquisition.

The TSX recognizes this may result in an unintended penalty to employees who are prohibited from exercising expiring options during a blackout period because of their company's internal trading policies. As a result, the TSX now permits companies to extend the term of options that would expire during a blackout period.

Celestica has had, for some time, such an insider trading policy, which provides for blackout periods of the type described above.

As part of the amendments made by the Board, the LTIP was amended to reflect the greater flexibility permitted by the TSX in this regard, so that options granted under the LTIP expire on the termination date set for the option (no later than the 10th anniversary of the grant date) or, if that date occurs during a blackout period or within five (5) days of the end of such period, ten (10) business days after the blackout period.

The TSX has conditionally approved the foregoing amendments, subject to shareholder approval. Under TSX rules, approval of the shareholders is required for the foregoing amendments.

A copy of the LTIP, including the amendments referred to above, is available from the Corporate Secretary.

Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and, if deemed advisable, adopt the following resolution:

  RESOLVED that the amendments to the LTIP adopted by the Board of Directors and described in the Management Information Circular dated March 12, 2007, be and they are hereby approved.

The Board recommends that shareholders vote in favour of the resolution.

The persons named in the enclosed form of Proxy intend to vote in favour of the foregoing resolution approving the amendments to the LTIP.

In order to be approved, the resolution must be passed by majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

REPORT ON EXECUTIVE COMPENSATION

This report of the Compensation Committee of Celestica's Board of Directors sets out the policies of the Compensation Committee for determining compensation of Celestica's executive officers. Compensation paid to Celestica's chief executive officer, chief financial officer, the three other most highly compensated executive officers and Mr. Delaney during 2006 is set out in the section entitled Executive Compensation on page 29 of this Circular.

    Composition of the Compensation Committee

The members of the Compensation Committee are William Etherington (Chairman), Robert Crandall, Charles Szuluk and Don Tapscott, each of whom is an independent director.

    Mandate of the Compensation Committee

It is the responsibility of the Compensation Committee to define and communicate compensation policies and principles that reflect and support the Corporation's strategic direction, business goals and desired culture. Pursuant to its mandate, the Compensation Committee reviews and makes recommendations to the Board with respect to the following matters:

  •
  an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests;

  •
  the elements of the Corporation's annual, mid-term and long-term equity-based incentive compensation plans, including plan design, performance targets, administration and total funds/shares reserved for payment;

  •
  the compensation of the Chief Executive Officer (the "CEO") based on the Board of Directors' assessment of the annual performance of the CEO;

  •
  the compensation of the Corporation's most senior executives;

  •
  the Corporation's succession plans for key executive positions; and

  •
  material changes to the Corporation's organizational structure and human resource policies.

    Independent Advice

The Compensation Committee has engaged Towers Perrin as its independent compensation consultant to assist it in identifying appropriate comparator companies against which to evaluate Celestica's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to Celestica's compensation practices versus the comparator group. Towers Perrin replaced Mercer effective July 2006 as independent compensation consultant.

Towers Perrin provides advice to the Committee on policy recommendations prepared by management. Towers Perrin or Mercer attended portions of all Committee meetings held in 2006, in person or by telephone, as requested by the Committee Chair.

Decisions made by the Compensation Committee, however, are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Towers Perrin or Mercer.

In 2006, the Committee's compensation advisor fees totalled approximately C$233,532 (C$183,397 — Towers Perrin; C$50,135 — Mercer). Celestica also paid Mercer approximately $1.6 million in 2006 for various compensation and benefits administration, actuarial and compliance tasks completed for management at various locations around the world, unrelated to the compensation of the Corporation's executives.

In 2006, the mandate of the Compensation Committee was amended to reflect changes in the process relating to independent advisors to the Committee. These changes included:

  •
  a requirement that the Committee engage an independent advisor;

  •
  approval of the annual scope of activity by the independent consultant and corresponding budget as approved by the Chair;

  •
  pre-approval by the Chair of any services, and associated fees, not related to executive compensation;

  •
  annual meeting schedule, standing agenda items, and agenda items for individual meetings to be developed in consultation with the independent advisor;

  •
  in camera meetings with the independent advisor to be part of every Committee meeting; and

  •
  an annual performance assessment of the independent advisor by the Committee.

    Compensation Objectives

The Corporation's executive compensation policies and practices are designed to:

  •
  align the interests of the executive officers with the interests of the Corporation's shareholders by ensuring that there is a significant component of compensation that is performance-based;

  •
  link executive compensation to the performance of the Corporation relative to that of its competitors and the contribution of the individual to such performance;

  •
  compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities; and

  •
  ensure direct accountability for the overall results of Celestica.

The compensation of Celestica's executive officers is comprised of the following elements: base salary, short-term incentives (annual variable cash payments), mid-term incentives (performance and restricted share units), long-term incentives (regular and performance stock options) and benefits. The following chart summarizes each element of compensation.

Table 7: Compensation Elements

Element	Form	Eligibility	Performance Period		Determination

Base Salary	Cash	All executives, up to and including CEO	1 year	•	Salary benchmarking at market median and individual performance determines pay level.

Annual Incentive	Cash	All executives, up to and including CEO	1 year	•	Various combinations of corporate and business unit results, depending on position.
				•	Individual results.
				•	Performance relative to key competitors for SVP level and above.

Mid-Term Incentive	Restricted Share Units ("RSUs")	All executives, up to and including CEO	Typically 3 years, released at end of the period	•	Each RSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date.
				•	Initial grant value is based on market median compensation and individual performance.
				•	Final value is based on the share price at time of release.

Mid-Term Incentive	Performance Share Units ("PSUs")	All executives, up to and including CEO	Typically 3 years, released at end of the period	•	Each PSU entitles the holder to receive one Subordinate Voting Share of Celestica on the release date.
				•	Initial grant value is based on market median compensation and individual performance.
				•	Number of shares vested varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant.
				•	Final value is based on share price at time of release.

Long-Term Incentive	Stock Options	All executives, up to and including CEO	Vest at a rate of 25% annually over the first four years with a 10-year term.	• •	Initial grant value is based on market median compensation and individual performance.
Final value is based on share price at time of exercise relative to the exercise price, which is the closing market price on the business day prior to the date of the grant.

Long-Term Incentive	Performance Contingent Stock Options ("PCOs")	Executive Vice Presidents and CEO	Vest at a rate of 33 1/3% annually, subject to a performance multiplier, over the first 3 years and have a 10-year term.	• •	Initial grant value is based on market median compensation and individual performance.
Number of PCOs that vest varies based on specific performance measure of return on invested capital in year 3 relative to those of direct electronics manufacturing service competitors and can range from 0 to 200% of grant, subject to a "catch up" provision.
				•	Final value is based on share price at time of exercise relative to the exercise price, which is the closing market price on the business day prior to the date of grant.

Benefits	Health, dental, pension, life insurance and long-term disability programs.	All employees	Ongoing	•	Based on market median in local geography.

    Comparator Companies and Market Positioning

The Compensation Committee benchmarks all elements of executive compensation against executive compensation of a comparator group of North American companies in the technology sector with revenue similar to Celestica and including four of the Corporation's direct competitors in the electronics manufacturing services industry (the "EMS Competitors"). The Compensation Committee reviews and approves the comparator companies each year.

For executive positions where no direct comparison exists or where there is insufficient data within that group, benchmarking is done using executive salary survey data for organizations similar in size to Celestica pursuant to a process approved by the Compensation Committee.

Target compensation is benchmarked at the market median (50th percentile) for both executive and non-executive levels.

    Weighting of Compensation Elements

At the executive levels, a high portion of the weighting includes "at risk" components which comprise an annual cash incentive and equity-based incentive awards. The variable portion of total compensation has the highest weighting at the most senior levels.

Rewards are contingent on organizational performance and ensure a strong alignment with shareholder interests. The average Celestica weighting of compensation elements is set out in the following chart.

Table 8: Weighting of Compensation Elements

	Base Salary	Annual Incentive	Equity

CEO	20%	20%	60%

EVP	25%	20%	55%

SVP	35%	15%	50%

VP	50%	15%	35%

    Base Salary

Base salaries are established by taking into account individual performance and experience, level of responsibility and competitive pay practices through market median benchmarking. Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to corporate performance, the Corporation considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments. The Compensation Committee reviews and recommends to the Board individual salary increases for the CEO, as well as all Executive and Senior Vice Presidents.

    Annual Incentive Plans

Celestica Executive Team Incentive Plan

Executives of the Corporation participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to achievement relative to pre-determined targets for financial and customer results at a corporate or business unit level, individual performance and the Corporation's performance relative to that of EMS Competitors on key financial metrics.

Corporate and business unit targets are based on returns on invested capital ("ROIC") and customer satisfaction. Targets are approved by the Board on the recommendation of the Compensation Committee.

Results for these metrics determine the amount of the annual cash incentive. In addition, each metric of the incentive plan is capped at a target level of achievement unless a profitability threshold is met. In 2006, corporate business results were below target.

For those executives at the level of Senior Vice President and higher, the Compensation Committee reviews each executive's individual performance relative to business results, teamwork and the executive's key accomplishments. This assessment is factored into the executive's actual award and can increase or decrease the value of the incentive award.

The Compensation Committee also evaluates the Corporation's performance for the year relative to that of the EMS Competitors. This evaluation is based on performance metrics relating to ROIC and adjusted earnings per share ("EPS") but is ultimately within the Committee's discretion. In 2006, the Corporation's performance relative to that of the EMS Competitors resulted in a relative performance factor of 25% based on the ROIC and EPS metrics. In 2006, annual incentive payments to most executives were substantially below target. The average senior executive payment was less than 10% of the target annual incentive amount.

    Mid-Term and Long-Term Incentives

Celestica's mid-term and long-term equity-based incentives for senior executives consist of RSUs, PSUs, stock options and PCOs. The objectives of the mid-term and long-term equity-based incentive plans are to:

  •
  align employee interests with those of shareholders and incent appropriate behaviours for long-term performance;

  •
  reward employees for their contribution to Celestica's success; and

  •
  enable the Corporation to attract and retain the qualified and experienced employees who are critical to the Corporation's success.

The equity mix varies by employee level and targets a higher percentage of performance elements at the senior levels where there is a stronger influence on results.

The Compensation Committee recommends to the Board of Directors for approval all awards under equity-based incentive plans for the CEO and the Executive and Senior Vice Presidents.

Mid-term and long-term incentives to employees are issued under the LTIP, which allows Celestica to satisfy its obligations by issuing shares from treasury, acquiring shares in the market or paying cash. Incentives are also issued under the Celestica Share Unit Plan (the "CSUP"), which provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that Celestica may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the Subordinate Voting Shares that may be issued under the terms of the CSUP. In determining the number of equity grants to be made in a given year, Celestica targets a maximum level for both "burn rate" and "overhang" after taking into account competitive practice with reference to a comparison group that includes its direct competitors. "Burn rate" refers to the number of shares reserved for issuance under equity plans in a given year relative to the total number of shares outstanding. "Overhang" refers to the total number of shares reserved for issuance under equity plans at any given time relative to the total number of shares outstanding. Celestica is taking measures to lower the "overhang" and "burn rate" and has considerably reduced the number of stock option grants it now awards. In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

The following table shows the equity incentive mix for executives that has been approved for the 2006 annual grant.

Table 9:  Equity-Based Compensation

Percentage of Equity-Based Compensation Granted for 2006
	PSUs	RSUs	PCOs	Stock Options

CEO	40%	20%	40%	0%

EVPs	40%	0%	40%	20%

SVPs	27%	43%	0%	30%

VPs	13%	55%	0%	32%

The foregoing table does not include grants to Mr. Muhlhauser in respect of his promotion to CEO. The terms and other information relating to all equity-based grants to the CEO are contained in the

Report on the Chief Executive Officer's Compensation on page 26 of this Circular.

    Restricted Share Units

RSUs are granted annually at the VP level and above based on the recommendation of the CEO and subject to the approval of the Board. These grants are to be paid in the form of Subordinate Voting Shares ("SVS") at the release date, which is approximately three years from the date of the grant. The number of RSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. The percentage of total equity-based compensation represented by RSUs is outlined in Table 9.

The total number of RSUs granted to executives, including the CEO, for the 2006 annual grant was 666,528.

Throughout the year, Celestica also grants RSUs for new hire or retention purposes.

    Performance Share Units

The use of PSUs allows Celestica to link rewards for executives more closely with individual and corporate performance. PSUs are granted annually to employees at the VP level and above based on the recommendation of the CEO and subject to the approval of the Board. The number of PSUs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. These grants convert into Subordinate Voting Shares and are released in full at the end of the performance period (approximately three years).

  •
  The number of PSUs granted is based on consideration of individual performance.

  •
  The number of PSUs that vest is determined by Celestica's rank compared to the EMS Competitors on a ROIC performance metric as outlined in Table 10.

  •
  High performance means units vest above the target level and results in an award above market median. Conversely, low performance will result in an award below market median or no award.

The total number of PSUs granted for the 2006 annual grant to executives, including the CEO, was 375,262 units. This represents a vesting level of 100%, which is the target compensation value for this grant. The number of PSUs that vest will range from 0 to 200% depending on the Corporation's relative performance ranking.

Table 10:  Performance Vesting

PSU and PCO Vesting Schedule
Performance	Performance Multiplier

1st Ranked	200% of target
2nd Ranked	150% of target
3rd Ranked	100% of target
4th Ranked	50% of target
5th Ranked	0% of target

    Stock Options

Stock options are granted annually under Celestica's LTIP, based on the recommendation of the CEO and subject to the approval of the Board. Stock options vest 25% annually over four years.

The total number of stock options granted to executives for the 2006 annual grant was 1,194,656, including a special grant to Mr. Muhlhauser upon his promotion to CEO. Throughout the year, Celestica also grants stock options for new hire or retention purposes.

    Performance Contingent Stock Options

PCOs provide the opportunity for significant gains for superior performance and reduced gain for lower performance. PCOs vest annually over three years.

The number of PCOs granted is determined with consideration to individual performance and with reference to grants at the median level for the comparator group. PCOs are granted to the CEO and Executive Vice Presidents, and comprise the percentage of their total equity grant indicated in Table 9.

The number of PCOs that vest each year is dependent on Celestica's performance on a return on capital measure relative to that of the EMS Competitors for the relevant year as outlined in Table 10. A "catch up" provision applies such that PCOs that did not vest in a prior year due to performance will vest if, after year two or three, Celestica ranks first or second on its ROIC performance metric.

High performance means PCOs vest at above the target level and results in an award above market median compensation. Conversely, low performance will result in an award below market median or no award.

The total number of PCOs granted to executives, including the CEO, for 2006 was 282,828. This represents a median vesting level of 100%, which is the target compensation value for this grant. The number of PCOs that vest will range from 0 to 200% depending on the Corporation's relative performance rating.

In 2006, Celestica was ranked as "4" of "5" when compared against the EMS Competitors. This means only 50% of 33%, or 16.7%, of Subordinate Voting Shares of PCOs that were granted in previous years vested in 2006 (33% of Subordinate Voting Shares vest annually at target achievement levels).

    Employee Share Purchase and Option Plans (the "ESPO Plans")

Celestica has issued Subordinate Voting Shares and has granted options to acquire Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase Subordinate Voting Shares and, in connection with such purchase, receive options to acquire an additional number of Subordinate Voting Shares based on the number of Subordinate Voting Shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each Subordinate Voting Share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the Subordinate Voting Shares acquired under the ESPO Plans.

Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans were fully vested as of December 31, 2002. All Subordinate Voting Shares acquired by employees under the ESPO Plans are held either by the employee or by HSBC Securities (Canada) Inc. in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

    Celestica Employee Share Ownership Plan (the "CESOP")

The CESOP enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase Subordinate Voting Shares of the Corporation on the open market.

    Executive Share Ownership

The Corporation has share ownership guidelines for the CEO and Executive Vice Presidents. The guidelines provide that these individuals are to hold a multiple of their salary in Celestica stock as shown in Table 11 below. Executives subject to ownership guidelines are expected to achieve the specified ownership within a period of five years following the latest of: implementation of the guidelines (January 26, 2005); date of hire; or promotion to a level subject to ownership guidelines.

Table 11: Share Ownership Guidelines

Ownership Guidelines

CEO	3 × Salary

EVPs	2 × Salary

Compliance is reviewed annually on January 31. In assessing compliance, Celestica shares beneficially owned by the executive and all RSUs (vested and unvested) are included.

REPORT ON THE CHIEF EXECUTIVE OFFICER'S COMPENSATION

On November 28, 2006, Mr. Muhlhauser replaced Mr. Delaney as CEO. Mr. Delaney had been the CEO since January 28, 2004.

The independent directors of the Board approved all components of each CEO's compensation based on the recommendation of the Compensation Committee.

    Comparator Companies and Market Positioning

Benchmarking for all elements of each CEO's compensation was based on the comparator group of companies described under Report on Executive Compensation — Comparator Companies and Market Positioning on page 22 of this Circular. In 2006, Towers Perrin provided all benchmark data for each CEO as described under Report on Executive Compensation — Independent Advice on page 19 of this Circular.

All compensation elements for each CEO were benchmarked at the market median (50th percentile).

Target CEO compensation contains a high proportion of cash and equity incentives that are "at risk" based on performance. In 2006, the weighting for CEO performance-based annual, mid-term and long-term incentive awards was approximately 69% of total direct compensation.

    Base Salary

The base salary for each CEO was established by taking into account individual performance and experience, level of responsibility and competitive pay practices. Mr. Muhlhauser's annual salary was increased from $550,000 to $750,000 at the time of his promotion in 2006 and Mr. Delaney's salary was $750,000 in 2006.

Each CEO's salary was set in US dollars. Mr. Delaney was paid in Canadian dollars. An adjustment to reflect exchange rate differentials was conducted on a quarterly basis to ensure that compensation paid reflected the US dollar salary value. In addition, Mr. Delaney, who is a US resident, was entitled to a tax equalization payment to ensure that he did not bear more tax on an annual basis than he would have borne if he were earning his total compensation in the United States.

Mr. Muhlhauser was paid in US dollars in 2006.

    Annual Incentive Plan

Mr. Delaney participated in, and Mr. Muhlhauser participates in, the Celestica Executive Team Incentive Plan on the same basis as other executives as outlined under Report on Executive Compensation — Annual Incentive Plans on page 22 of this Circular. As described in that section, the annual incentive payout is based on business results, individual performance and corporate performance relative to the EMS Competitors.

Business Results and Relative Performance

The business results and relative performance elements of the Annual Incentive Plan are described under Report on Executive Compensation — Annual Incentive Plans on page 22 of this Circular.

Individual Performance

The Board establishes performance targets for the CEO and evaluates his performance relative to those targets. In 2006, each of Mr. Muhlhauser and Mr. Delaney was measured on his success in the following categories: financial results; customer satisfaction; operational efficiency; employee satisfaction; and growing the business.

Table 12 summarizes the 2006 achievements relative to significant performance objectives for the CEOs.

The Board of Directors determined that Mr. Delaney did not improve the Corporation's operating performance in 2006 and overall business targets were not achieved. No annual incentive payment was awarded to Mr. Delaney who departed the Corporation on November 27, 2006. Although Mr. Muhlhauser assumed the CEO role only on November 28, 2006, in light of business results and the performance of the Corporation relative to that of its competitors, the Board did not approve an annual incentive for Mr. Muhlhauser for 2006.

Table 12: CEO Performance 2006

Performance Category	Goals	Achievement Relative to Goals

Financial Results	• Meet specified profit (EBIAT) objectives.	• EBIAT declined 14% from $200M in 2005 to $171M in 2006.
	• Meet specified ROIC objectives.	• ROIC in 2006 was 7.7% compared to 9.0% in 2005, a decline of 14%.
• Overall targets were not achieved.

Customer Satisfaction	• Improve customer satisfaction as measured by independent survey process by specified percentage.	• The improvement target for customer satisfaction was not achieved.

Operational Efficiency	• Successfully complete restructuring of operational footprint and launch of two new operations.	• The operational goals were substantially achieved with the exception of one major site.

Employee Satisfaction	• Improve employee satisfaction as measured by global employee survey process by specified percentage.	• The target improvement in employee satisfaction was exceeded.

Growing the Business	• Achieve specified dollar amount of new business bookings and increase market share.	• New business wins improved significantly as compared to 2005; however, the specified targets were not achieved.

    Mid-Term and Long-Term Incentives

Equity grants to Mr. Muhlhauser in respect of 2006 consisted of RSUs, PSUs and PCOs. 80% of the CEO's annual equity grant is dependent on the Corporation's performance relative to that of its competitors.

Table 13: CEO Equity-Based Compensation

% of Equity-Based Compensation Granted in 2006
	PSUs	RSUs	PCOs

CEO	40%	20%	40%

In respect of the 2006 annual grant, Celestica provided Mr. Muhlhauser the following equity-based compensation:

  •
  111,111 PSUs. This assumes vesting at the target level of 100%. The actual number that vest will vary from 0 to 200% depending on performance as discussed at page 24.

  •
  202,020 PCOs. This assumes vesting at the target level of 100%. The actual number that vest will vary depending on performance as discussed at pages 24 and 25.

  •
  55,556 RSUs.

In addition to the 2006 annual grant, Mr. Muhlhauser received a grant of 500,000 regular options in association with his promotion to CEO.

The estimated compensation value of Mr. Muhlhauser's promotional and annual equity grants is $3,344,307 based on a share price of $6.05 (being the closing share price on the NYSE on February 1, 2007, the day prior to the date of the grant) and assuming achievement at a median performance ranking.

Mr. Delaney did not receive an equity grant in respect of 2006.

A payment was made to Mr. Delaney of $5,333,493 in respect of his employment contract following his termination from Celestica.

The Report on Executive Compensation and the Report on the Chief Executive Officer's Compensation are presented by the Compensation Committee:

William Etherington (Chairman)
Robert Crandall
Charles Szuluk
Don Tapscott

PERFORMANCE GRAPH

The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 during which the symbol on the TSX has been CLS.SV). The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on December 31, 2001 with the cumulative total shareholder return of the S&P/TSX Composite Index(1) for the period December 31, 2001 to December 31, 2006 (which assumes the reinvestment of dividends).

(1)
The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table sets forth the compensation of Celestica's Chief Executive Officer, Chief Financial Officer, the three other most highly compensated executives of Celestica and its subsidiaries as well as Mr. Delaney (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation.

Table 14: Summary Compensation

	Annual Compensation(1)			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Annual Incentive(2) (US$)	Securities Under Options Granted(3) (#)	Units Subject to Resale Restriction — Restricted Share/ Performance Share Units(4)(5) (US$)	All Other Compensation(6) (US$)

Craig H. Muhlhauser(7) President and Chief Executive Officer	2006 2005 2004	566,667 343,750 N/A	0 237,064 N/A	702,020 124,244 N/A	1,008,335 2,210,000 N/A	12,100 6,981 N/A

Anthony P. Puppi(8) EVP, Chief Financial Officer	2006 2005 2004	714,286 668,593 604,978	0 351,305 0	0 60,990 44,000	0 747,500 4,079,382	7,118 6,663 5,985

John Peri(8) EVP, Global Operations	2006 2005 2004	394,797 328,271 282,707	52,884 140,490 259,834	121,212 20,455 11,300	268,886 315,000 260,050	412,998 263,657 21,253

James Rowan(8) former EVP, Worldwide Operations	2006 2005 2004	555,312 429,159 N/A	0 86,505 N/A	0 133,034 N/A	0 2,988,200 N/A	71,064 56,053 N/A

Rahul Suri(8) SVP, Enterprise Markets	2006 2005 2004	430,335 402,806 374,510	29,750 148,817 413,743	30,304 18,864 9,000	235,272 290,500 208,040	22,044 1,832,603 15,930

Stephen Delaney(9) former Chief Executive Officer	2006 2005 2004	687,500 750,000 550,000	N/A 461,813 0	N/A 189,396 100,000	N/A 1,250,000 4,767,400	5,457,275 141,570 110,203

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and annual incentive for any of the Named Executive Officers. Subject to the foregoing, the Named Executive Officers did not receive any other compensation that is not properly characterized as salary or annual incentive.

(2)
This column, formerly called "Bonus" in the Corporation's previous management information circulars, has been renamed "Annual Incentive" to more appropriately reflect the nature of this aspect of annual compensation.

(3)
All amounts in this column represent options or PCOs. All options and PCOs for 2006 were granted on February 2, 2007 with an exercise price of $6.05 or C$7.10, which were the closing prices for Celestica Subordinate Voting Shares on February 1, 2007 on the NYSE and TSX, respectively. Options vest over 4 years. PCOs vest over 3 years and are subject to performance conditions as described in the Report on Executive Compensation. The number of PCOs is shown at target performance. The number that will actually vest will vary from 0-200% of the target amount shown.

(4)
Amounts shown represent RSUs and PSUs issued under the LTIP or the CSUP, valued as of the grant date. PSUs are subject to performance conditions as described in the Report on Executive Compensation and vest on completion of the performance period (typically three years). The RSUs for 2006 were granted on February 2, 2007 and vest on December 1, 2009. The RSUs for 2005 were granted on January 31, 2006 and vest on December 1, 2008. The number of PSUs is shown in the tables below at target performance. The number that will actually vest will vary from 0-200% of the target amount shown. The share price used to value the units granted on February 2, 2007 is $6.05 which was the closing price of Celestica Subordinate Voting Shares on the NYSE on February 1, 2007. Dividends or dividend equivalents are not paid on the RSUs or PSUs issued under the LTIP or CSUP.

(5)
The table below represents the number of share units granted for 2006, as set forth in the Summary Compensation Table, and the corresponding vesting dates.

Celestica's Mid-Term Incentive Plan Awards (granted on February 2, 2007)*
Name	Restricted Share Units		Performance Share Units
					Units For Release (#)
	Units Granted (#)	Release Date	Units Granted (#)	Release Date	# Released Minimum Performance	# Released Target Performance	# Released Maximum Performance

Craig Muhlhauser	55,556	December 1, 2009	111,111	February 2, 2010	0	111,111	222,222

Anthony P. Puppi	0	N/A	0	N/A	N/A	N/A	N/A

John Peri	0	N/A	44,444	February 2, 2010	0	44,444	88,888

James Rowan	0	N/A	0	N/A	N/A	N/A	N/A

Rahul Suri	22,222	December 1, 2009	16,666	February 2, 1010	0	16,666	33,332

*
See Report on Executive Compensation — Mid-Term and Long-Term Incentives on page 27 for a description of the material terms of the awards.

The table below represents the aggregate number of units outstanding at target performance levels for each of the Named Executive Officers, and the value of such units as at December 31, 2006 based on a share price of $7.81 (the closing price of the Subordinate Voting Shares on the NYSE on December 29, 2006).

Performance/Restricted Share Units Outstanding as at December 31, 2006
Name	Type of Unit	Aggregate Number of Units (#)	Value of each Unit type at December 31, 2006 (US$)	Total value as at December 31, 2006 (US$)

Craig Muhlhauser	RSU	128,000	999,680	1,491,710

	PSU	63,000	492,030

Anthony P. Puppi	RSU	237,600	1,855,656	2,487,095

	PSU	80,850	631,439

John Peri	RSU	23,500	183,535	382,690

	PSU	25,500	199,155

James Rowan	RSU	100,000	781,000	1,132,450

	PSU	45,000	351,450

Rahul Suri	RSU	20,450	159,715	336,221

	PSU	22,600	176,506

Stephen Delaney	RSU	0	0	0

	PSU	0	0

Total	RSU	509,550	3,979,586	5,830,166

	PSU	236,950	1,850,580

(6)
Amounts shown in the column represent: (a) amounts contributed to the US Plan for Mr. Muhlhauser and under Celestica's Defined Contribution pension plans for Messrs. Peri, Rowan, Suri and Delaney (see Pension Plans on page 32 of this Circular); (b) Celestica contributions to CESOP for Messrs. Muhlhauser, Puppi, Peri and Delaney (see Celestica Employee Share Ownership Plan on page 25 of this Circular); (c) in Mr. Suri's case a retention bonus in 2005; (d) other compensation for Mr. Peri includes foreign assignment related payments that include housing expenses of $80,028 for 2005 and $174,623 for 2006; and (e) in Mr. Delaney's case, severance, housing, travel costs, and a tax equalization payment.

(7)
Mr. Muhlhauser joined Celestica on May 16, 2005, and was appointed as CEO on November 28, 2006. He received a new hire grant of 100,000 RSUs in 2005. His 2005 salary was prorated. He is paid in US dollars. Upon promotion, Mr. Muhlhauser's salary was increased to $750,000 and his 2006 salary was prorated.

(8)
Messrs. Puppi, Peri, Rowan and Suri were paid in Canadian dollars. Amounts shown are in US dollars converted at a rate of C$1.1340 per US$1.00 for 2006, C$1.2115 per US$1.00 for 2005 and C$1.3017 per US$1.00 for 2004.

(9)
On November 28, 2006, Mr. Muhlhauser replaced Mr. Delaney as CEO. Mr. Delaney had been the CEO since January 28, 2004. Mr. Delaney's salary was set in US dollars; however, he was paid in Canadian dollars. An adjustment to reflect exchange rate differentials was conducted on a quarterly basis to ensure his pay reflected the US salary value.

    Options Granted for Year Ended December 31, 2006

The following table sets out options, including PCOs, to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers in relation to the year ended December 31, 2006.

Table 15: Options Granted during 2006

Name	Securities, Under Options Granted (#)(1)	% of Total Options Granted to Employees in 2006(2)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Craig Muhlhauser	702,020	33%	$6.05	$6.05	Feb. 2, 2017

Anthony P. Puppi	0	0%	N/A	N/A	N/A

John Peri	121,212	6%	C$7.10	C$7.10	Feb. 2, 2017

James Rowan	0	0%	N/A	N/A	N/A

Rahul Suri	30,304	1%	C$7.10	C$7.10	Feb. 2, 2017

Stephen Delaney	N/A	0%	N/A	N/A	N/A

(1)
All amounts shown in this column represent options and PCOs. All options were granted for 2006 on February 2, 2007 with an exercise price of $6.05 or C$7.10 (being the closing share price of Subordinate Voting Shares on the NYSE and TSX, respectively, on February 1, 2007, the day prior to the date of grant). Options vest over 4 years. All PCOs were granted for 2006 on February 2, 2007 with an exercise price of $6.05 or C$7.10 (being the closing share prices of Subordinate Voting Shares on the NYSE and TSX, respectively, on February 1, 2007). PCOs vest over 3 years. The number of PCOs shown assumes vesting based on target (100%) performance. The actual number of PCOs that will vest will vary from 0 to 200% of the target number shown. See Report on Executive Compensation — Performance Contingent Stock Options on pages 24 and 25.

(2)
All amounts shown in this column are calculated using the target number.

    Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2006

The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2006 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2006.

Table 16: Options Exercised During 2006 and Value of Options as at December 31, 2006

			Unexercised Options at December 31, 2006		Value of Unexercised in-the-Money Options at December 31, 2006(1)
Name	Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized (US$)	Exercisable (#)	Unexercisable (#)	Exercisable (US$)	Unexercisable (US$)

Craig Muhlhauser	0	0	12,500	185,988	0	0

Anthony P. Puppi	39,816	191,117	340,880	321,980	0	0

John Peri	84,312	395,069	50,067	65,688	0	0

James Rowan	0	0	20,000	166,069	0	0

Rahul Suri	0	0	46,167	86,697	0	0

Stephen Delaney	0	0	290,000	703,792	0	0

(1)
Based on the closing price of the Subordinate Voting Shares on the NYSE on December 29, 2006 of $7.81.

    Pension Plans

Mr. Muhlhauser participates in the "US Plan". The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the US Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. Celestica may make contributions for the benefit of eligible employees. The US Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third party fund managers.

During the year ended December 31, 2006, Celestica contributed $6,600 in the aggregate to the US Plan for the benefit of Mr. Muhlhauser, which amount is included in the Summary Compensation table under "All Other Compensation". Except as described above, no other amounts were contributed by Celestica during the year ended December 31, 2006 for the purpose of providing pension, retirement or similar benefits for Mr. Muhlhauser.

Messrs. Puppi, Peri and Suri participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Revenue Agency maximum pension benefits.

Messrs. Peri and Suri participate only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% to 6.75% of salary and paid annual incentive based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6.75% and 3.75% of annual salary and paid annual incentive on behalf of Messrs. Peri and Suri, respectively. In 2006, this amount equalled $32,612 and $22,044 for Messrs. Peri and Suri, respectively, and is included in the Summary Compensation table under "All Other Compensation".

Mr Delaney also participated in the defined contribution portion of the Canadian Pension Plan and the Supplementary Plan prior to his departure on November 27, 2006, and at that time Celestica was contributing 3.75% of salary and paid bonus annually on his behalf. In 2006, this equalled $39,631 and is included in the Summary Compensation table under "All Other Compensation".

Mr. Rowan, who departed the Corporation on January 31, 2007, participated in an individual pension arrangement. Pension contributions were made on behalf of Mr. Rowan to an individual account held by Zurich Assurance Ltd. in the United Kingdom. During 2006, Celestica contributed $71,064 on behalf of Mr. Rowan. This amount is included in the Summary Compensation table under "All Other Compensation".

Mr. Puppi participates only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Canadian Pension Plan is of a modified career average design with benefits based on a three-year average of salary and paid annual incentive to December 31 of a designated base year (the "Base Year"). In 2006, the Base Year was updated to December 31, 2005 and may be updated from time to time until December 31, 2009. Benefits for the period from October 22, 1996 to December 31, 2005 are calculated by multiplying years of service by the sum of (a) 0.9% of the three-year average of salary and paid annual incentive up to the yearly maximum pensionable earnings ("YMPE") level and (b) 1.45% of the three-year average of salary and paid annual incentive above the YMPE. Until the next Base Year update, benefits for each year after December 31, 2005 equals the sum of (a) 0.9% of that year's salary and paid annual incentive up to the YMPE level, and (b) 1.45% of the salary and paid annual incentive for that year above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Table 17: Canadian Pension Plan

Canadian Pension Plan Table(1)(2)
	Years of Service
Earnings Average	15	20	25	30+(3)	35

$100,000	19,000	26,000	32,000	38,000	38,000

$200,000	38,000	51,000	63,000	77,000	77,000

$300,000	57,000	77,000	95,000	115,000	115,000

$400,000	77,000	101,000	127,000	153,000	153,000

$500,000	95,000	127,000	159,000	190,000	190,000

$600,000	115,000	153,000	190,000	229,000	229,000

$700,000	134,000	178,000	223,000	267,000	267,000

$800,000	153,000	204,000	255,000	305,000	305,000

$900,000	172,000	229,000	287,000	344,000	344,000

$1,000,000	190,000	255,000	318,000	382,000	382,000

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.	(3) The maximum years of credited service for purposes of the Canadian Pension Plan is 30.
(2) All amounts are shown converted into US dollars from Canadian dollars at an average 2006 exchange rate of US$1.00 = C$1.1340.

As of December 31, 2006 Mr. Puppi has accrued 26.7 years of credited service, which entitles him to a total annual pension under the Canadian Pension Plan and the Supplemental Plan of C$370,500 payable on June 1, 2010. Retirement benefits are payable in the form of a single life annuity guaranteed for 10 years for members who are unmarried at retirement, and a 60% joint and survivor annuity for members who are married at retirement. Benefits are not subject to any deduction for social security or other offset amounts.

During the year ended December 31, 2006, Celestica accrued an aggregate of $381,499 to provide pension benefits to Messrs. Puppi, Peri, Suri and Delaney pursuant to the Canadian Pension Plan. No other amounts were contributed or accrued during the year ended December 31, 2006 for the purpose of providing pension, retirement or similar benefits for Messrs. Puppi, Peri and Suri.

An additional pension contribution in the amount of $69,938 was contributed in respect of Mr. Delaney's severance arrangement.

    Supplementary Disclosure on Pension Arrangements

Pension benefits under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan are considered to be an integral part of the overall total compensation for certain executives, including Mr. Puppi, the only Named Executive Officer who participates in the defined benefit portion. In considering the value of the pension benefits provided to the executives under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan, the Compensation Committee considers the annual pension service costs, the accrued liability associated with the pension and the annual pension that would be available to Mr. Puppi upon retirement. The following table illustrates changes in the accrued liability from December 31, 2005 to December 31, 2006, including the annual pension service cost for the 2006 fiscal year for Mr. Puppi, calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in Celestica's financial statements for the financial year ending December 31, 2006, in accordance with generally accepted accounting principles.

Table 18: Supplemental Disclosure on Pension Arrangements

Name	Accrued Pension Liability at December 31, 2005(1) (C$)	2006 Service Cost(1) (C$)	Other Compensation- related Change in Liability in 2006(2) (C$)	Other Change in Liability in 2006(3) (C$)	Accrued Pension Liability at December 31, 2006(1) (C$)

Anthony Puppi	2,930,000	74,000	112,000	1,361,000	4,477,000

(1) Pension service cost is the value of the projected pension earned for the year of service credited for the 2006 fiscal year. Accrued pension liability is the value of the projected pension earned for service up to December 31, 2005 or December 31, 2006, as indicated. For comparability and consistency, these values have been determined using the same actuarial assumptions as are used for determining the year-end pension plan liabilities disclosed in Celestica's financial statements, in accordance with generally accepted accounting principles. These are estimated amounts based on these assumptions and may change over time. The method used to determine these amounts will not necessarily be identical to the method used by other companies and as a result the figures may not be directly comparable across companies. Allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings for projected future upgrades to the accrued pension. This method of valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.
(2)    The other compensation-related change in the obligation includes the impact of promotions and plan amendments or service awards above those already assumed to be granted in the calculation of the accrued pension liability.
(3) Other changes in obligation include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. The most significant change for the 2006 fiscal year relates to a change in the retirement assumption in addition to changes in the applicable discount rate from 5.0% to 5.1% and the assumption relating to future earnings upgrades.

    Termination of Employment and Change in Control Arrangements
    with Named Executive Officers

Mr. Muhlhauser

The terms of employment with the Corporation for Mr. Muhlhauser are governed by the Corporation's Policy Guidelines on Employment Terms & Conditions for Executives (the "Executive Guidelines"). Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of the Corporation, Mr. Muhlhauser is entitled to a severance payment equal to three times his annual base salary and target annual incentive, subject to adjustment for factors including length of service, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Muhlhauser are as follows:

Table 19: Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Muhlhauser	$750,000(1)	$750,000

(1)
Mr. Muhlhauser's base salary increased from $550,000 to $750,000 upon his promotion to CEO on November 28, 2006.

Under the Executive Guidelines, the pension and group benefits of Mr. Muhlhauser discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Mr. Muhlhauser vest immediately, (b) the RSUs granted to him vest immediately, and (c) the PSUs granted to him vest immediately at target level of performance.

Outside of the two-year period following a change in control of the Corporation, upon termination without cause, Mr. Muhlhauser is entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that (a) there is no accelerated vesting of options, RSUs and PSUs, and (b) the Corporation's obligations regarding severance payment is for a two-year period following termination.

Mr. Muhlhauser and the Corporation are currently negotiating an employment agreement, which will replace the Executive Guidelines currently governing his employment relationship.

Mr. Puppi

Mr. Puppi's employment agreement provides that he is entitled to certain severance benefits if, during a change in control period at the Corporation (defined in his agreement as the period commencing on the date the Corporation enters into a binding agreement for a change in control, announces an intention to effect a change in control or the board adopts a resolution that a change in control has occurred and ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period), he is terminated without cause or resigns for reasons specified in his agreement. The amount of the severance payment for him is equal to three times his annual base salary and target annual incentive, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Puppi are as follows:

Table 20: Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Puppi	$714,286	$571,429

In addition, his agreement provides (a) for a cash settlement to cover benefits that would otherwise be payable during the severance period, (b) for an additional credit for years of service up to June 1, 2010 under the Corporation's Canada Pension Plan, and (c) that all unexercised ESPO options granted to him shall be exercisable until the earlier of a three year and thirty day period following his termination and the ESPO options' original expiry date.

Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in his agreement during a change in control period, (a) the options granted to Mr. Puppi vest immediately, (b) the PCOs and PSUs granted to him vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to him vest immediately.

Outside a change in control period, upon termination without cause or resignation for reasons specified in his agreement, Mr. Puppi is entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options, RSUs and PSUs, (b) there is no additional service credit under the Corporation's Canada Pension Plan and (c) the Corporation's obligations regarding severance payments, the continuation of benefits plans and of contributions to or continuation of his pension and retirement plans is for a two-year period following termination.

Mr. Suri

Mr. Suri's employment agreement provides that he is entitled to certain severance benefits if, during a change in control period at the Corporation (which is defined similarly as in Mr. Puppi's employment agreement and is described above), he is terminated without cause or resigns for reasons specified in his agreement. The amount of the severance payment for him is equal to three times his annual base salary and target annual incentive, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Suri are as follows:

Table 21: Base Salary and Target Annual Incentive

	2006 Base Salary	2006 Target Annual Incentive

Mr. Suri	$430,335	$215,168

In addition, his agreement provides for (a) a cash settlement to cover benefits that would otherwise be payable during the severance period, and (b) the continuation of contributions to his pension and retirement plans until the third anniversary following his termination.

Upon a change in control or upon termination without cause during a change in control period or resignation for reasons specified in his agreement during a change in control period, (a) the options granted to Mr. Suri vest immediately, (b) the PCOs and PSUs granted to him vest immediately at target level of performance, unless the terms of a PCO or PSU grant provide otherwise or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to him vest immediately.

Outside a change in control period, upon termination without cause or resignation for reasons specified in his agreement, Mr. Suri is entitled to payments and benefits that are substantially similar to those provided following termination during a change in control period, except that (a) there is no accelerated vesting of options, RSUs and PSUs, and (b) the Corporation's obligations regarding severance payments, the continuation of benefits plans and of contributions to or continuation of his pension and retirement plans is for a two-year period following termination.

Mr. Peri

The terms of employment with the Corporation for Mr. Peri are governed by the Corporation's Executive Guidelines. Upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control of the Corporation, Mr. Peri is entitled to a severance payment equal to two times his annual base salary and target annual incentive, subject to adjustment for factors including length of service, together with a portion of his target annual incentive for the year prorated to the date of termination. The 2006 annual base salary and 2006 target annual incentive for Mr. Peri are as follows:

Table 22: Base Salaries and Target Annual Incentives

	2006 Base Salary	2006 Target Annual Incentive

Mr. Peri	$394,797	$197,399

Mr. Rowan	$555,312	$444,250

Under the Executive Guidelines the pension and group benefits of Mr. Peri discontinue on the date of termination. In addition, upon a change in control or upon termination without cause or resignation for reasons specified in the Executive Guidelines within two years following a change in control (a) all options granted to Mr. Peri vest immediately, (b) the RSUs granted to him vest immediately, and (c) the PSUs granted to him vest immediately at target level of performance.

Outside of the two-year period following a change in control, upon termination without cause, Mr. Peri is entitled to payments and benefits that are substantially similar to those provided following a termination within two years of a change in control, except that there is no accelerated vesting of options, RSUs and PSUs.

Mr. Rowan

Mr. Rowan's employment with the Corporation terminated on January 31, 2007. He was entitled to receive payments and benefits in accordance with the Corporation's Executive Guidelines.

Mr. Delaney

In accordance with Mr. Delaney's employment agreement, he was entitled to aggregate severance in the amount of $5,187,500, which is equivalent to 36 months of his base salary and target annual incentive, as well as the prorated portion of his 2006 target annual incentive. He also received the lump sum of the net present value of the contributions to his pension and life insurance, medical and dental benefit plans that would have been otherwise payable to him during the three years following his departure, which amounts are $69,938 for his pension and $76,055 for his life insurance, medical and dental benefits. The total of cash payments for all severance related amounts paid to Mr. Delaney was $5,333,493.

Mr. Delaney was paid his severance entitlement in December, 2006.

    Securities Authorized for Issuance Under Equity Compensation Plans

Table 23: Equity Compensation Plans as at December 31, 2006

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)

Equity Compensation Plans Approved by Securityholders	Employee Share Purchase and Option Plan (ESPO)	819,189	$5.30	0

	International Manufacturing Services Inc. (IMS) (plan acquired as part of acquisition)	266,754	$8.42	0

	Manufacturers' Services Limited (MSL) (plan acquired as part of acquisition)	355,766	$17.77	0

	LTIP (Options)	10,055,303	$17.26/C$33.09	17,869,878

	LTIP (RSUs)	521,784	N/A	931,807

	Total:(2)	12,018,796	$15.64/C$32.53	18,801,685

Equity Compensation Plans Not Approved by Securityholders		3,529,160	N/A	N/A

Total:		15,547,956	N/A	18,801,685

(1)
Excluding securities that may be issued upon exercise of outstanding options, warrants and rights.

(2)
The total number of securities to be issued under all equity compensation plans approved by shareholders represent 5.3% of the total number of outstanding shares (ESPO — 0.4%; IMS — 0.1%; MSL — 0.2%; LTIP (Options) 4.4%; and LTIP (RSUs) — 0.2%).

The LTIP is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been and continue to be made by Celestica since the company was listed on the TSX. Under the LTIP, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights ("SARs") to employees and consultants, the eligible participants, of Celestica and affiliated entities.

Under the LTIP, up to 29,000,000 Subordinate Voting Shares may be issued from treasury. The number of Subordinate Voting Shares which may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, no more option grants under the LTIP will be made to directors. Under the LTIP, as of February 19, 2007, 1,908,395 Subordinate Voting Shares have been issued from treasury and 12,192,626 Subordinate Voting Shares are issuable under outstanding options. Also as of February 19, 2007, 27,091,605 Subordinate Voting Shares are reserved for issuance from treasury under the LTIP.

In addition, Celestica may satisfy obligations under the LTIP by acquiring Subordinate Voting Shares in the market.

The LTIP limits the number of Subordinate Voting Shares which may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to options or rights granted pursuant to the LTIP, together with Subordinate Voting Shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, each case to 10% of the aggregate issued and outstanding Subordinate Voting Shares and MVS of Celestica. The LTIP also limits the number of Subordinate Voting Shares which may reserved for issuance to any one participant pursuant to options or SARs granted pursuant to the LTIP, together with Subordinate Voting Shares reserved for issuance under any other employee-related plan of Celestica or options for services granted by Celestica, to 5% of the aggregate issued and outstanding Subordinate Voting Shares and MVS of Celestica.

Options issued under the LTIP may be exercised during a period determined under the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, options will terminate within specified time periods following the termination of employment of an eligible participant with Celestica or affiliated entities. The exercise price for options issued under the LTIP is the closing price for Celestica Subordinate Voting Shares on the day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant to, or exercise of options by, an eligible participant may also be subject to certain share ownership requirements. The LTIP also provides that Celestica may, at its discretion, make loans or provide guarantees for loans to assist participants to purchase Subordinate Voting Shares upon the exercise of options or to assist the participants to pay any income tax exigible upon exercise of options provided that in no event shall any such loan be outstanding for more than 10 years from the date of the option grant. To date, Celestica has not provided any such loans or guarantees.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the difference between the market price of the Subordinate Voting Shares at the time of the grant and the market price of such shares at the time of exercise of the SAR. The market price used for this purpose is the weighted average price for Celestica Subordinate Voting Shares on the TSX during the period five trading days preceding the exercise date. Such amounts may also be payable by the issuance of Subordinate Voting Shares. The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options.

Under the LTIP, eligible participants may be allocated performance units in the form of PSUs or RSUs, which represent the right to receive an equivalent number of Subordinate Voting Shares at a specified release date. The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of Subordinate Voting Shares which may be issued from the treasury of Celestica under the performance unit program is limited to 2,000,000 and the number of Subordinate Voting Shares which may be issued pursuant to the performance unit program to any one person shall not exceed 1% of the aggregate issued and outstanding Subordinate Voting Shares and MVS of Celestica.

In 2005, Celestica amended the LTIP to provide that the number of grants awarded under the plan in any given year cannot exceed 1.2% of the total number of shares outstanding.

The interests of any participant under the LTIP or in any option, SAR or performance unit are not transferable, subject to limited exceptions.

The issuance of RSUs and PSUs may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee and approved by the Board of Directors.

The Board of Directors has amended the LTIP. The amendments are subject to receiving shareholder approval. Please see "Amendments to Long Term Incentive Plan" on page 17.

SUPPLEMENTARY DISCLOSURE: TOTAL COMPENSATION STATEMENTS

The following statements provide a consolidated total compensation overview for Named Executive Officers in order to provide additional information for our shareholders. Much of the information outlined below appears on prior pages in the disclosure form required by applicable securities legislation. The Corporation believes the information contained in the format below provides helpful compensation disclosure by translating all equity grants to an expected compensation value.

Craig Muhlhauser President and Chief Executive Officer		2006(3)	2005(4)	2004

Cash	Base Salary	$566,667	$343,750	N/A
	Annual Incentive	0	237,064	N/A

	Subtotal	$566,667	$580,814	N/A

Equity(1),(2)	PCO	$672,222	$490,010	N/A
	Options	1,663,750	429,000	N/A
	PSU	672,222	630,000	N/A
	RSU	336,113	1,580,000	N/A

	Subtotal	$3,344,307	$3,129,010	N/A

Total Direct Compensation		$3,910,974	$3,709,824	N/A

Other	Pension(5)	$6,600	$3,808	N/A
	Other(6)	5,500	3,173	N/A

	Subtotal	$12,100	$6,981	N/A

Total Compensation		$3,923,074	$3,716,805	N/A

(1)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on pages 24 and 25 of this Circular.

(2)
Option related compensation is calculated using a Black Scholes factor of 0.55 for the 2006 grant and 0.66 for prior grants. The compensation value is calculated using the Black Scholes factor × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(3)
2006 equity compensation is calculated using a share price of $6.05, which was the NYSE closing price for Celestica Subordinate Voting Shares on February 1, 2007, the day prior to the date of grant.

(4)
2005 equity compensation is calculated using a share price of $10.00, which was the NYSE closing price for Celestica Subordinate Voting Shares on January 30, 2006, the day prior to the date of grant.

(5)
Represents amounts contributed under Celestica's US Plan.

(6)
Represents amounts contributed under the Celestica Employee Share Ownership Plan.

Anthony Puppi EVP, Chief Financial Officer		2006	2005(4)	2004(5)

Cash(1)	Base Salary Annual Incentive	$714,286 0	$668,593 351,305	$604,978 0

	Subtotal	$714,286	$1,019,898	$604,978

Equity(2),(3)	PCO PSU RSU	$0 0 0	$402,534 517,500 230,000	$431,534 432,426 3,646,956

	Subtotal	$0	$1,150,034	$4,510,916

Total Direct Compensation		$714,286	$2,169,932	$5,115,894

Other	Pension(6) Other(7)	$65,079 7,118	$123,100 6,663	$96,900 5,985

	Subtotal	$72,197	$129,763	$102,885

Total Compensation		$786,483	$2,299,695	$5,218,779

(1)
Mr. Puppi is paid in Canadian dollars. Amounts shown are in US$ converted at a rate of C$1.1340 per US$1.00 for 2006, C$1.2115 per US$1.00 for 2005 and C$1.3017 per US$1.00 for 2004.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on pages 24 and 25 of this Circular.

(3)
Option related compensation is calculated using a Black Scholes factor of 0.66 × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2005 equity compensation is calculated using a share price of $10.00, which was the NYSE closing price for Celestica Subordinate Voting Shares on January 30, 2006, the day prior to the date of grant.

(5)
2004 equity compensation is calculated using a share price of $14.86 except for 200,000 RSUs granted on January 31, 2004 which are calculated using a share price of $17.15. The share prices used are the NYSE closing prices for Celestica Subordinate Voting Shares on the respective business days prior to the date of grants.

(6)
Represents annual pension service cost which is the value of the projected pension earned for the year of service credited for the specific fiscal year as described in footnote 1 to Table 18 on page 34 of this Circular.

(7)
Represents amounts contributed under the Celestica Employee Ownership Plan.

John Peri EVP, Global Operations		2006(4)	2005(5)	2004(6)

Cash(1)	Base Salary Annual Incentive	$394,797 52,884	$328,271 140,490		$282,707 259,834

	Subtotal	$447,681	$468,761		$542,541

Equity(2),(3)	PCO Options PSU RSU	$268,889 134,444 268,886 0	$0 135,003 180,000 135,000	$ $	0 110,826 111,450 148,600

	Subtotal	$672,219	$450,003		$370,876

Total Direct Compensation		$1,119,900	$918,764		$913,417

Other	Pension(7) Other(8)	$32,612 380,386	$36,438 227,219		$18,332 2,921

	Subtotal	$412,998	$263,657		$21,253

Total Compensation		$1,532,898	$1,182,421		$934,670

(1)
Mr. Peri is paid in Canadian dollars.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on pages 24 and 25 of this Circular.

(3)
Option related compensation is calculated using a Black Scholes factor of 0.55 for the 2006 grant and 0.66 for prior grants. The compensation value is calculated using the Black Scholes factor × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2006 equity compensation is calculated using a share price of $6.05, which was the NYSE closing price for Celestica Subordinate Voting Shares on February 1, 2007, the day prior to the date of grant.

(5)
2005 equity compensation is calculated using a share price of $10.00, which was the NYSE closing price for Celestica Subordinate Voting Shares on January 30, 2006, the day prior to the date of grant.

(6)
2004 equity compensation is calculated using a share price of $14.86, which was the NYSE closing price for Celestica Subordinate Voting Shares on December 8, 2004, the day prior to the date of grant.

(7)
Represents amount contributed under Celestica's Defined Contribution pension plan.

(8)
Represents amounts contributed under the Celestica Employee Share Ownership Plan and assignment related payments that include housing expenses of $80,028 for 2005 and $174,623 for 2006.

James Rowan former EVP, Worldwide Operations		2006	2005(4)	2004

Cash(1)	Base Salary Annual Incentive	$555,312 0	$429,159 86,505	N/A N/A

	Subtotal	$555,312	$515,664	N/A

Equity(2),(3)	PCO Options PSU RSU	$0 0 0 0	$350,024 685,872 450,000 2,538,200	N/A N/A

	Subtotal	$0	$4,024,096	N/A

Total Direct Compensation		$555,312	$4,539,760	N/A

Other	Pension(5)	$71,064	$56,053	N/A

	Subtotal	$71,064	$56,053	N/A

Total Compensation		$626,376	$4,595,813	N/A

(1)
Mr. Rowan was paid in Canadian dollars.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. No PCO or PSU grant will vest under these plans due to Mr. Rowan's departure from the Corporation.

(3)
Option related compensation is calculated using a Black Scholes factor of 0.66 × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2005 equity compensation is calculated using a share price of $10.00 except for 180,000 RSUs and 80,000 options granted on January 10, 2005 which are calculated using a share price of $12.99. The share prices used are the NYSE closing prices for Celestica Subordinate Voting Shares on the respective business days prior to the date of grants.

(5)
Represents amounts contributed by Celestica to Mr. Rowan's individual pension arrangement.

Rahul Suri SVP, Enterprise Markets		2006(4)	2005(5)	2004(6)

Cash(1)	Base Salary Annual Incentive	$430,335 29,750	$402,806 148,817	$374,510 413,743

	Subtotal	$460,085	$551,623	$788,253

Equity(2),(3)	Options PSU RSU	$100,837 100,829 134,443	$124,502 166,000 124,500	$88,268 89,160 118,880

	Subtotal	$336,109	$415,002	$296,308

Total Direct Compensation		$796,194	$966,625	$1,084,561

Other	Pension(7) Other(8)	$22,044 0	$24,629 1,807,974	$15,930 0

	Subtotal	$22,044	$1,832,603	$15,930

Total Compensation		$818,238	$2,799,228	$1,100,491

(1)
Mr. Suri is paid in Canadian dollars.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. The amount that will actually vest is dependent on corporate performance and could vary between 0% and 200% of the amounts shown as described on pages 24 and 25 of this Circular.

(3)
Option related compensation is calculated using a Black Scholes factor of 0.55 for the 2006 grant and 0.66 for prior grants. The compensation value is calculated using the Black Scholes factor × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
2006 equity compensation is calculated using a share price of $6.05, which was the NYSE closing price for Celestica Subordinate voting Shares on February 1, 2007, the day prior to the date of grant.

(5)
2005 equity compensation is calculated using a share price of US$10.00, which was the NYSE closing price for Celestica Subordinate Voting Shares on January 30, 2006, the day prior to the date of grant.

(6)
2004 equity compensation is calculated using a share price of $14.86, which was the NYSE closing price for Celestica Subordinate Voting Shares on December 8, 2004, the day prior to the date of grant.

(7)
Represents amount contributed under Celestica's Defined Contribution pension plan.

(8)
Represents a retention bonus paid to Mr. Suri in 2005.

Stephen Delaney former Chief Executive Officer(1)		2006	2005(5)	2004(6)

Cash	Base Salary(4) Annual Incentive	$687,500 0	$750,000 461,813	$550,000 0

	Subtotal	$687,500	$1,211,813	$550,000

Equity(2),(3)	PCO PSU RSU	$0 0 0	$1,250,014 1,250,000 0	$980,760 891,600 3,875,800

	Subtotal	$0	$2,500,014	$5,748,160

Total Direct Compensation		$687,500	$3,711,827	$6,298,160

Other	Severance Payment Pension(7) Housing Tax Equalization Other(8)	$5,333,493 39,631 36,182 18,553 29,416	N/A 22,728 39,805 54,608 24,429	N/A 19,344 23,526 52,033 15,300

	Subtotal	$5,457,275	$141,570	$110,203

Total Compensation		$6,144,775	$3,853,397	$6,408,363

(1)
On November 28, 2006, Mr. Muhlhauser replaced Mr. Delaney as CEO. Mr. Delaney had been the CEO since January 28, 2004.

(2)
Performance Equity (PCO and PSU) amounts are based on the "target" compensation value which represents market median compensation. No PCO or PSU grant will vest under these plans due to Mr. Delaney's departure from the Corporation.

(3)
Option related compensation is calculated using a Black Scholes factor of 0.66 × exercise price × target shares granted. Share unit compensation is calculated using the share price × target shares granted.

(4)
Base salary for 2006 was prorated to the date of his departure.

(5)
2005 equity compensation is calculated using a share price of $10.00, which was the NYSE closing price for Celestica Subordinate Voting Shares on January 30, 2006, the day prior to the date of grant.

(6)
2004 equity compensation is calculated using a share price of $14.86 except for 200,000 RSUs granted on January 31, 2004 which are calculated using a share price of $17.15. The share prices used are the NYSE closing prices for Celestica Subordinate Voting Shares on the respective business days prior to the date of grants.

(7)
Represents amounts contributed under Celestica's Defined Contribution pension plan.

(8)
Represents Mr. Delaney's travel allowance plus amounts contributed under the Celestica Employee Ownership Plan.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 19, 2007, no current or former executive officers or members of the Board of Celestica or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of Subordinate Voting Shares or in connection with any other transaction. The aggregate indebtedness of all employees to the Corporation as of February 19, 2007 was approximately $50,000, none of which related to the purchase of securities of the Corporation.

DIRECTORS' AND OFFICERS' INDEMNIFICATION AND LIABILITY INSURANCE

Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

Celestica participates in a common or shared primary policy which benefits all Onex group companies. This policy, which was renewed on November 29, 2006 for a twelve-month period, provides for aggregate coverage of $10 million. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of Celestica and its subsidiaries. Coverage under this policy is available to all Onex group companies on a first-come basis to the aggregate amount of coverage. Celestica also purchases supplemental insurance coverage which benefits Celestica only. This policy provides for Celestica-specific coverage in the event that capacity available under the Onex group companies umbrella policy has been exhausted. This policy provides aggregate coverage of $70 million for a twelve-month period commencing November 29, 2006. Celestica's cost for these policies is approximately $2 million annually. Limits available under the policy are in excess of a self-retention or deductible of $1 million for each loss or claim.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Celestica did not enter into any transactions with informed persons during 2006, no such transactions are proposed, and, other than the arrangement described below, Celestica does not have any such arrangements in place with such persons. "Informed persons" include directors and executive officers of Celestica and its subsidiaries and shareholders holding or having control over more than 10% of the voting rights attached to any class of Celestica's voting securities, the directors and executive officers of such shareholders, and any associates or affiliates of any such persons. Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 (the "Agreement") under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Agreement, including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $1 million per year. The incentive fee payable in any year is tied to Celestica's performance. The Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent, in the determination of the Board of Directors of Celestica, with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's length to Celestica. The Agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one MVS. In the event of a change in control of Celestica, Onex is entitled to receive an amount equal to the difference between $10 million and the aggregate amount of base fees and incentive fees paid to Onex during the term of the Agreement, and no further base or incentive fees are payable thereafter. During 2006, Celestica paid to Onex management and investment banking fees of approximately US$1,044,000.00. The payment obligations under the Agreement are not considered to be material to either Celestica or Onex.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 (the "Instrument", together with National Policy 58-201, the "CSA Governance Requirements") of the Canadian Securities Regulators (the "CSA") requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The Toronto Stock Exchange requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A beginning on page A-1 reflects the CSA Governance Requirements.

At Celestica, we remain committed to the highest standards of corporate governance in all aspects of our decision-making processes. Celestica's Board of Directors has put into place systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, Celestica has been committed to adapting its practices to reflect changing standards. Today, Celestica meets and often exceeds not only corporate governance related legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. Celestica is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which it would be subject if it were a US corporation, our governance practices differ significantly in only one respect from those required of US domestic issuers. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market. Celestica complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and that shareholders approve the amendment provisions in such arrangements.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

REQUESTS FOR DOCUMENTS

Celestica's financial information is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2006. In accordance with Multilateral Instrument 52-110-Audit Committees, shareholders may obtain further information regarding Celestica's Audit Committee in Part I, Item 6C on page 72 and Part II, Item 16A on page 88 of Celestica's 2006 Annual Information Form prepared on Form 20-F under the United States Securities Exchange Act of 1934, as amended. Additional information about Celestica is available on SEDAR at www.sedar.com.

Celestica will provide to any person, upon request to the Secretary of the Corporation, the following documents:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2006, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's Management Information Circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Business Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.

CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 12, 2007.

By Order of the Board of Directors

Elizabeth L. DelBianco Senior Vice President, Chief Legal Officer and Corporate Secretary

SCHEDULE A

    STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices is set out below.

Board of Directors

Director Independence

A majority of our directors are independent. Independence has been determined in the case of each director on the basis of whether that director has a direct or indirect material relationship (as defined for the purposes of National Instrument 58-101) (other than as a director of Celestica) with Celestica, any of Celestica's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 79% of the voting rights attaching to shares of Celestica).
The following chart details the Board's determination with respect to the independence status of each director:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent

R. Crandall	X

W. Etherington	X

R. Love	X

A. Melman		X	Officer of Onex within past three years.

G. Schwartz		X	Chairman and CEO of Onex.

C. Szuluk	X

D. Tapscott	X

Directors' Memberships on the Boards of Other Public Companies
The following chart lists the other public companies on which Celestica's directors serve:

Director	Public Corporation Boards on which the Director Serves

R. Crandall	Anixter International Inc. and The Halliburton Company

W. Etherington	Canadian Imperial Bank of Commerce and MDS Inc.

R. Love	None

A. Melman	None

G. Schwartz	Onex, The Bank of Nova Scotia and Indigo Books & Music Inc.

C. Szuluk	None

D. Tapscott	None

Meetings of Independent Directors

The independent directors meet separately as part of every Board meeting, unless the meeting is a telephone meeting outside the regular Board schedule. Mr. Crandall, the Chairman of the Board, presides at all such meetings. In 2006, the independent directors met six times in these in camera sessions.

Independent Chairman

Mr. Crandall is the Chairman of the Board and is an independent director. In this capacity, Mr. Crandall is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chairman is posted in the Investor Relations/Corporate Governance section of our website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chairman any concerns that they may have regarding Celestica. See the contact information under How Can I Contact the Independent Directors and Non-Executive Chairman? on page 3 of this Circular.
Attendance Record

For a complete record of our directors' attendance at Board meetings and those Committees of which they are members, see the Attendance of Directors at Board and Committee Meetings on page 15 of this Circular.
Board Mandate

The mandate of the Board of Directors is attached to this Circular as Schedule B and is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
Under the mandate, the Board of Directors has explicitly assumed stewardship responsibility for the Corporation.
Position Descriptions

Position Descriptions of the Chairman of the Board and Committee Chairs
The Board has approved position descriptions for:
• the Chairman of the Board; and
• the Chairman of each Committee of the Board.

These position descriptions are posted on our website at www.celestica.com. See Investor Relations/ Corporate Governance. The Chairman of the Board and of each Committee is available to respond to questions from shareholders at Celestica's annual meeting.
Position Description of the Chief Executive Officer

The Board has developed a written position description for the CEO. The CEO has full responsibility for the day-to-day operation of the Corporation's business in accordance with Celestica's strategic plan. The CEO must develop and implement processes that will ensure the achievement of the Corporation's financial and operating goals. The complete position description of the CEO is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible. As part of this program, new directors receive written materials on Celestica's structure, organization, current priorities and issues that have been considered by the Board and each of its Committees. New directors also attend meetings with the Chairman and key executives and receive presentations from senior management on all aspects of the Corporation's business. Through this orientation program, new directors have the opportunity to become familiar with the operations and culture of the organization and the role played by the Board in that context.
Ongoing Director Development

Through the Board's continuing education program, directors are provided with information about Celestica's business and industry through management presentations, analyst reports and regular business updates from the CEO. Celestica also provides each director with a membership in the National Association of Corporate Directors to keep them up to date on the role of an effective Board member and help them stay in touch with issues of common interest to all directors.
Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

Celestica's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, Celestica's CEO, senior finance officers and all personnel in the finance area are subject to Celestica's Finance Code of Professional Business Conduct.
Both of these codes may be obtained on Celestica's website at www.celestica.com. See Investor Relations/ Corporate Governance.
The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board on compliance with the Policy.

Managers are required to review the Policy with their employees each year and all managers above a designated level are required to certify compliance with the Policy annually. The Policy requires ethical behaviour from employees and encourages employees to report breaches of the Policy to their manager. From the time that Celestica was established as a separate public company, it has provided a mechanism whereby employees could report unethical behaviour on an anonymous basis. In 2004, the Corporation launched the Celestica Ethics Hotline which provides another method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

As part of the written mandate of the Board of Directors, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Celestica's Corporate Values, which were created at the company's inception, underpin Celestica's commitment to strong business ethics. A copy of Celestica's Corporate Values may be obtained on Celestica's website at www.celestica.com. See About Celestica/Corporate Governance.
Material Interests in Transactions

The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee and approved by the Board of Directors (in each case, without the participation of the director who had the material interest in question).

Celestica and Onex are parties to an Amended and Restated Management Services Agreement which is described in detail on page 43 of this Circular. The Agreement is not material to either corporation. Any amendments to the Agreement would be approved by the Celestica board without the participation of Mr. Schwartz or Dr. Melman.

Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Robert Crandall (Chairman), William Etherington and Don Tapscott). Shareholders may obtain further information regarding Celestica's Audit Committee in Part I, Item 6C on page 72 and Part II, Item 16A on page 88 of Celestica's 2006 Annual Information Form and may review the Audit Committee's mandate on our website at www.celestica.com. See Investor Relations/Corporate Governance.
Nomination of Directors

Director Nomination Process

Recognizing that new directors may be periodically required, the Nominating and Corporate Governance Committee maintains a matrix of the competencies and skills each existing director possesses for the purpose of identifying any gaps and determining the skill set of a potential director that it believes would best suit Celestica. This has helped the Committee develop several profiles of individuals whose background and skills would complement those of the existing directors. The Committee maintains an evergreen list of candidates from which it could draw when it is appropriate to consider new candidates for election to the Board.
Independence and Powers of the Nominating and Corporate Governance Committee
The Governance Committee is a fully independent committee of the Board and is currently comprised of Robert Crandall (Chairman), William Etherington, Richard Love and Don Tapscott.
The mandate of the Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
The Committee is responsible for:
• developing and recommending governance guidelines for Celestica (and to recommend changes to those guidelines);
• identifying individuals qualified to become members of the Board; and
• recommending director nominees to be put before the shareholders at each annual meeting.

The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary to fulfill its mandate.
Election of Directors

On October 26, 2006, the Board adopted a policy that requires in an uncontested election of directors that: shareholders will be able to vote in favour of, or to withhold from voting, separately for each director nominee; if, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholders and its associates exceeds the number of shares that they vote in favour of the nominee, then the Board will determine, and in so doing will give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board; if the Board determines that such a nominee should resign, the nominee will resign and the Board will accept the resignation; it is expected that such a determination by the Board will be made, and announced, within 90 days after the applicable shareholders' meeting; and, subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders or it may call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions.

Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of Celestica's officers, the Compensation Committee targets a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see the Report on Executive Compensation on page 19 of this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines established by the Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice. The Board feels that the remuneration paid to directors is appropriate in light of the time commitment and risks and responsibilities involved.
Independence and Powers of the Compensation Committee
The Board has a fully independent Compensation Committee (currently comprised of William Etherington (Chairman), Robert Crandall, Charles Szuluk and Don Tapscott).

The Committee considers matters within its mandate and makes recommendations to the full Board. The independent directors approve the CEO's compensation. The Committee and its Chairman are appointed annually by the Board. As part of each meeting, Committee members meet without any member of management present. The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.
The Committee's responsibilities include:
• reviewing and recommending to the Board compensation of the CEO;
• recommending to the Board non-CEO compensation, incentive-based plans and equity-based plans; and
• producing compensation disclosure in public documents, including the Committee's annual report on executive compensation, which is included in the Corporation's Management Information Circular.
The full mandate of the Compensation Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
External Advisors Regarding Director and Executive Compensation

The Committee has retained Towers Perrin as its independent compensation consultant to assist in the discharge of its mandate. For a description of Towers Perrin's role and mandate, please see Report on Executive Compensation — Independent Advice 19 of this Circular.

Other Board Committees

Executive Committee

The Board currently has a fully independent Executive Committee, comprised of Robert Crandall (Chairman) and William Etherington. Dr. Melman, who is not an independent director, was a member of the Committee until January 25, 2006.

The purpose of the Executive Committee is to provide a degree of flexibility and ability to respond to time-sensitive matters where it is impractical to call a meeting of the full Board. The Committee reviews such matters and makes such recommendations thereon to the Board as it considers appropriate, including matters designated by the Board as requiring Committee review. Members of the Committee also meet approximately once a month on an informal basis to review and stay informed about current business issues. The Board is briefed on these issues at their regularly scheduled meetings or, if the matter is material, between regularly scheduled meetings. The mandate of the Executive Committee is posted on our website at www.celestica.com. See Investor Relations/Corporate Governance.
All decisions of the Committee are submitted to the Board for approval or ratification.
Assessments

Assessments of the Board and its Directors

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board of Directors of Celestica has retained an external advisor to assist in these evaluations. The evaluation process involves a careful examination of individual directors, committees and the Board, and of its role, objectives, and relationship with management, and includes peer review by the directors.

Feedback on Board performance from all directors and members of the executive management team is gathered by the external advisor using a survey or a combination of survey and interview methods. The assessments help identify opportunities for improvement for the Board, committees and individual directors. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

SCHEDULE B

    CELESTICA INC.
    BOARD OF DIRECTORS MANDATE

1      MANDATE

1.1           In adopting this mandate,

  (a)
  the Board acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of Celestica's business and affairs and that this mandate includes responsibility for stewardship of Celestica; and

  (b)
  the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange policies.

2      BOARD MEMBERSHIP

2.1           Number of Members — The Board shall consist of such number of Directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles.

2.2           Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under corporate and securities laws and all stock exchange requirements applicable to it.

2.3           Election and Appointment of Directors — Directors shall be elected by the shareholders annually for a one year term, provided that if Directors are not elected at any annual meeting, the incumbent Directors continue in office until their successors are elected.

2.4           Vacancy — The Board may appoint a member to fill a vacancy, which occurs in the Board between annual elections of directors to the extent permitted by the OBCA.

2.5           Removal of Members

  (a)
  Any Director may be removed from office by an ordinary resolution of the shareholders.

  (b)
  A Director shall submit his or her resignation to the corporation (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

3      EXPECTATIONS OF DIRECTORS

3.1           Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

  (a)
  demonstrate integrity and high ethical standards;

  (b)
  have career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

  (c)
  have a proven understanding of fiduciary duty;

  (d)
  have the ability to read and understand financial statements;

  (e)
  demonstrate well-developed listening, communicating and influencing skills so that individual Directors can actively participate in Board discussions and debate; and

  (f)
  devote time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.

3.2           Attendance at Meetings

  (a)
  Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

  (b)
  It may be necessary to hold Board meetings by phone from time to time. Although participation in person when meetings are scheduled to be held in person is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by phone.

3.3           Preparation for Meetings — Directors will need to set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meeting of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4           Participation in Meetings — Directors will be expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. The Director acts directly, not by proxy, either in person or sometimes by written resolution. Each Director has an equal say with each of the other Directors.

4      BOARD CHAIR

4.1           Board to Appoint Chair — The Board shall appoint the Chair from the members of the Board. The Chair shall be an independent Director.

4.2           Chair to be Appointed Annually — The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5      MEETINGS OF THE BOARD

5.1           Quorum — A quorum of the Board shall be a majority of its members.

5.2           Secretary — The Chair shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

5.3           Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board.

5.4           Right to Vote — Each member of the Board shall have the right to vote on matters that come before the Board.

5.5           Invitees — The Board may invite Directors, officers and employees of Celestica or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.6           In Camera Sessions — At each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6      OUTSIDE ADVISORS

6.1           Retaining and Compensating Advisors — Each Director shall have the authority to retain external advisors with the approval of the Chair of the Board's Corporate Governance Committee. Fees and expenses relating to the retention of such advisors shall be pre-approved by the Chair of the Corporate Governance Committee and paid by the Company.

7      REMUNERATION OF BOARD MEMBERS

7.1           Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time.

8      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1           Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

  (a)
  to the extent feasible, satisfying itself as to the integrity of the corporation's chief executive officer and other executive officers and that the chief executive officer and other executive officers create a culture of integrity throughout the organization;

  (b)
  adopting a strategic planning process and:

  (i)
  approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

  (ii)
  conducting an annual review of human, technological and capital resources required to implement Celestica's growth strategy and the regulatory, cultural or governmental constraints on Celestica's business;

  (iii)
  monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

  (iv)
  reviewing at every board meeting, recent developments (if any) that may impact Celestica's growth strategy; and

  (v)
  evaluate management's analysis of the strategies of competitors;

  (c)
  the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

  (d)
  succession planning, including appointing, training, goal setting compensation, evaluation and monitoring senior management;

  (e)
  financial reporting and regulatory compliance;

  (f)
  a communications policy for the corporation;

  (g)
  the corporation's internal control and management information systems;

  (h)
  management of capital;

  (i)
  review and approval of material transactions;

  (j)
  developing the corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the corporation;

  (k)
  establishing measures for receiving feedback from securityholders;

  (l)
  board operations and evaluation of board and individual director effectiveness.

8.2           Corporate Governance Matters

  (a)
  The Board shall review and approve, if appropriate, corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board shall review the disclosure about Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

8.3           Nomination and Appointment of Directors

  (a)
  The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

  (b)
  The Board shall nominate individuals for election as directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

  (c)
  The Board shall fill such vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

  (d)
  The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4           Specific Authorization — The Board shall authorize each of the Executive Committee and the Chief Executive Officer to enter into commitments on behalf of Celestica subject to certain limits and shall review such authorizations at least annually and shall require the Nominating the Corporate Governance Committee to make recommendations to it with respect to such authorizations and limits.

8.5           Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

8.6           Information Flow from Management — The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

8.7           Corporate Objectives — The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the Chief Executive Officer.

8.8           Establishment of Committees

  (a)
  The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

  (i)
  Audit Committee;

  (ii)
  Nominating and Corporate Governance Committee; and

  (iii)
  Compensation Committee.

  (b)
  Subject to Celestica's articles and by-laws, the Board may appoint any other committee of directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.

  (c)
  The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.9           Delegation to Management

  (a)
  Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the OBCA.

  (b)
  The Board shall adopt position descriptions for:

  (i)
  the Chairman of the Board;

    (ii)
    the Chief Executive Officer; and

    (iii)
    the Chairman of each committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

8.10         Residual Authority — The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

8.11         Financial Statements — The Board shall review and, if appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

8.12         Compensation Matters

  (a)
  Executive Compensation Policy — The Board shall review the executive compensation policy submitted to it by the Compensation Committee.

  (b)
  Compensation and Benefits — The Board shall review and approve, as appropriate:

  (i)
  an overall reward/compensation policy for the Company, including an executive compensation policy and including the elements of Celestica's annual and long-term incentive plans and equity-based plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

  (ii)
  the Chief Executive Officer's total compensation in light of the performance assessment by the Nominating and Corporate Governance Committee;

  (iii)
  offers of employment, changes to compensation or terms of employment or separation agreements for all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical";

  (iv)
  the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Nominating and Corporate Governance Committee;

    and shall require the Compensation Committee to make recommendations to it with respect to such matters.

  (c)
  Organizational Responsibilities — The Board shall review and approve as appropriate:

  (i)
  organization changes that affect positions reporting to the CEO or any other positions deemed by the CEO to be "mission critical" as well as any material changes to the Company's human resource policies;

  (ii)
  the report on Executive Compensation that is required to be included in Celestica's management proxy circular;

    and shall require the Compensation Committee to make recommendations to it with respect to such matters.

  (d)
  Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.13         Code of Business Conduct and Ethics

  (a)
  The Board will approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

  (b)
  The Board will monitor compliance with the Code, including through reports as appropriate from Celestica's internal auditor.

  (c)
  No waiver of the Code shall be granted for the benefit of the corporation's directors or executive officers unless approved by the Board or by the Nominating and Corporate Governance Committee.

9      EVALUATION OF BOARD PERFORMANCE

9.1           Establish Process — The Committee shall follow the process established by the Board's Nominating and Corporate Governance Committee for assessing the performance of the Board.

9.2           Amendments to Mandate — The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

QuickLinks

INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA
MANAGEMENT INFORMATION CIRCULAR